(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A**	**02.429.144/0001-93**

4 - NIRE (State Registration Number)
33300167/62-5

01.02 - HEAD OFFICE

1 - ADDRESS Rua Ramos Batista, 444			2 - DISTRICT Vila Olímpia	
3 - ZIP CODE 04552-020	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8704	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8777	13 - FAX -	14 - FAX -	
15 - E-MAIL cpfl@cpfl.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo				
2 – ADDRESS Rodovia Campinas Mogi-Mirim, km.2,5			3 - DISTRICT Jardim Santana	
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -	
16 - E-MAIL jfilippo@cpfl.com.br				

01.04 -ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2004	12.31.2004	3	07.01.2004	09.30.2004	2	04.01.2004	06.30.2004

09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes	**10 - CVM CODE** 00385-9
11. PARTNER IN CHARGE José Carlos Amadi	**12 - CPF (INDIVIDUAL TAX ID)** 060.494.668-66

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01.01 - IDENTIFICATION

1 - CVM CODE **01866-0**	2 - COMPANY NAME **CPFL ENERGIA S.A.**	3 - CNPJ (Federal Tax ID) **02.429.144/0001-93**

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 09/30/2004	2 - PREVIOUS QUARTER 06/30/2004	3 - SAME QUARTER, PREVIOUS YEAR 09/30/2003
Paid-in Capital			
1 - Common	411,869,796	4,118,697,977	3,390,998,447
2 - Preferred	0	0	0
3 - Total	411,869,796	4,118,697,977	3,390,998,447
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY **Commercial, Industrial and Other**
2 - STATUS **Operational**
3 - NATURE OF OWNERSHIP **Private National**
4 - ACTIVITY CODE **112 – Electric energy**
5 - MAIN ACTIVITY **Holding**
6 - CONSOLIDATION TYPE **Full**
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS **Unqualified**

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	07/28/2004	Dividends	09/29/2004	Common	0.0303071506

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 - SHARE PRICE WHEN ISSUED (IN REAIS)
01	04/30/2004	4,940,998	(1,543,612)	Reduction of capital	0	0.000000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE
11/08/2004	

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 09/30/2004	4 - 06/30/2004
1	Total assets	4,543,918	4,505,555
1.01	Current assets	603,615	523,602
1.01.01	Cash and cash equivalents	571,541	297,044
1.01.02	Credits	32,055	226,558
1.01.02.01	Related parties	103	197,320
1.01.02.02	Recoverable taxes	31,952	29,238
1.01.02.03	Securities	0	0
1.01.03	Inventories	0	0
1.01.04	Other	19	0
1.02	Long-term assets	0	57,866
1.02.01	Other receivables	0	0
1.02.02	Related parties	0	57,866
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	57,866
1.02.02.03	Other related parties	0	0
1.02.03	Other	0	0
1.02.03.01	Advance for future capital increase	0	0
1.03	Permanent assets	3,940,303	3,924,087
1.03.01	Investments	3,938,412	3,919,427
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	3,938,412	3,919,427
1.03.01.02.01	Investments in subsidiaries	3,950,808	3,931,805
1.03.01.02.02	Goodwill or negative goodwill	(12,396)	(12,378)
1.03.01.03	Other investments	0	0
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	1,891	4,660

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 09/30/2004	4 - 06/30/2004
2	Total liabilities and shareholders' equity	4,543,918	4,505,555
2.01	Current liabilities	211,856	261,878
2.01.01	Loans and financing	119,391	104,536
2.01.01.01	Debt charges	7,957	4,536
2.01.01.02	Loans and financings	111,434	100,000
2.01.02	Debentures	65,902	31,148
2.01.02.01	Debentures charges	65,902	31,148
2.01.03	Suppliers	378	363
2.01.04	Taxes and payroll charges	96	998
2.01.05	Dividends and interest on capital	24,825	124,826
2.01.06	Accrued liabilities	15	4
2.01.07	Related parties	58	0
2.01.08	Other	1,191	3
2.01.08.01	Derivative contracts	1,191	0
2.02	Long-term liabilities	940,666	846,290
2.02.01	Loans and financings	102,909	124,300
2.02.02	Debentures	721,990	721,990
2.02.03	Accrued liabilities	0	0
2.02.04	Related parties	0	0
2.02.05	Other	115,767	0
2.02.05.01	Derivative contracts	12,693	0
2.02.05.02	Other	103,074	0
2.03	Deferred income taxes	0	0
2.05	Shareholder´s equity	3,391,396	3,397,387
2.05.01	Paid-in capital	3,397,387	3,397,387
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Accumulated deficit	(5,991)	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL,
MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$, except for per share data)

1 – CODE	2 – DESCRIPTION	3 - 07/01/2004 to 09/30/2004	4 - 01/01/2004 to 09/30/2004	5 - 07/01/2003 to 09/30/2003	6 - 01/01/2003 to 09/30/2003
3.01	Operating income	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating Expenses/Income	(5,991)	171,149	(63,036)	(389,918)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(6,567)	(17,661)	(3,249)	(13,434)
3.06.03	Financial	(18,428)	(87,888)	(57,114)	(247,915)
3.06.03.01	Financial income	22,923	42,925	4,531	8,014
3.06.03.02	Financial expenses	(41,351)	(130,813)	(61,645)	(255,929)
3.06.04	Other operating income	0	52,110	0	0
3.06.04.01	Interest on capital	0	52,110	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries	19,004	224,588	(2,673)	(128,569)
3.06.06.01	Companhia Paulista de Força e Luz	(19,503)	98,097	(33,996)	(170,855)
3.06.06.02	CPFL Geração de Energia S.A.	13,746	50,468	21,611	(2,630)
3.06.06.03	CPFL Comercialização S.A.	24,761	76,023	9,712	44,916
3.07	Income (loss) from operations	(5,991)	171,149	(63,036)	(389,918)
3.08	Nonoperating income (expense)	0	(204)	0	0
3.08.01	Income	0	33	0	0
3.08.02	Expenses	0	(237)	0	0
3.09	Income before taxes on income and minority interest	(5,991)	170,945	(63,036)	(389,918)
3.10	Income tax and social contribution	0	0	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL,
MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

03.01 - INCOME STATEMENT (in thousands of Brazilian reais - R$, except for per share data)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2004 to 09/30/2004	4 - 01/01/2004 to 09/30/2004	5 - 07/01/2003 to 09/30/2003	6 - 01/01/2003 to 09/30/2003
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	(52,110)	0	0
3.15	Net income (loss) for the period	(5,991)	118,835	(63,036)	(389,918)
	SHARES OUTSTANDING EX-TREASURY STOCK (in thousands)	411,869,796	411,869,796	3,390,998,447	3,390,998,447
	EARNINGS PER SHARE		0.28853		
	LOSS PER SHARE	(0.01455)		(0.01859)	(0.11499)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

1 - Operations

CPFL Energia S.A. ("CPFL Energia" or the "Company") is a public corporation, organized under the laws of Brazil. The main corporate object of the company is to hold equity interest in other companies primarily engaged in the distribution, generation and sale of electric energy.

The Company has direct and indirect interests in the following companies:

Subsidiary	Consolidation Method	Equity interest - % Direct	Indirect
Distribution of Energy			
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	94.94	-
DraftI Participações S.A. ("DraftI")	Full	-	100.00
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	-	97.41
Rio Grande Energia S.A. ("RGE")	Proportionate	-	67.07
Generation of Energy			
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	97.01	-
CPFL Centrais Elétricas S.A. ("CPFL Centrais Elétricas")	Full	-	100.00
SEMESA S.A. ("SEMESA")	Full	-	100.00
Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00
Fóz do Chapecó Energia S.A. ("Fóz do Chapecó")	Proportionate	-	66.67
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72
Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01
Commercialization of Energy			
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-

At the Extraordinary Shareholders' Meeting held on April 30, 2004, the shareholders of the subsidiary CPFL Geração approved the merger of the wholly-owned subsidiary Barra Grande Energia S.A. (former holder of 25.01% of the shares of Energética Barra Grande S.A. – BAESA), which was authorized by ANEEL Resolution No. 114 of March 22, 2004, upon which CPFL Geração gained direct interest in BAESA's capital.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

2 – Presentation of Interim Financial Statements

2.1 - Presentation

The interim financial statements for the Company and its subsidiaries have been presented in thousands of Brazilian reais and were prepared in accordance with Brazilian accounting practices, corporate law and supplementary standards issued by the National Electric Energy Agency (ANEEL) and the Brazilian Securities Commission (CVM), which, effective January 1, 1996, no longer provide for recognition of the effects of inflation.

These interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted for preparing the prior year's financial statements, and should be analyzed together with these statements, except for the items below:

- Change in the form of amortization and classification of goodwill arising from the acquisitions of investments and goodwill arising from the merger of the subsidiaries CPFL Paulista, CPFL Geração and RGE, as described in Notes 12.3 and 13, respectively.

- Reclassification of the goodwill referring to the merger of DOC4 (and of the corresponding amortization) from Deferred Assets to Fixed Assets (see Note 13).

- Reclassification of the balance of R$ 6,863, relative to values received as advance for future capital increase from an specific account to the long-term liabilities account.

- Reclassification in some operating expenses for 2003, in order to maintain consistency with the changes made in 2004. The impact of these reclassifications in the margins is not relevant.

For the purpose of improving the information disclosed to the market, beginning in the first quarter of 2004, the statement of cash flows is being presented, as supplementary information (see Note 32).

2.2 - Consolidation Criteria

The consolidated interim financial statements include the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Geração and CPFL Brasil. As of September 30 and June 30, 2004 and September 30, 2003, the balances of assets, liabilities, revenues and expenses were fully consolidated. Before consolidation with the Company's financial statements, the financial statements of CPFL Paulista and CPFL Geração were consolidated with those of their subsidiaries, fully or proportionally (see Note 1), in accordance with CVM Instruction No. 247/1996. Based on the foregoing, the minority interest in shareholders' equity and net income (loss) is shown separately.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

3 – Regulatory Assets and Liabilities

a) Rationing:

At the end of 2001, due to the Emergency Program for Reduction of Electric Power Consumption that was in effect during the period comprised between June 2001 and February 2002, an agreement was made among the electrical power generators and distributors and the Federal Government, called “General Agreement of the Electrical Sector”, creating the Extraordinary Tariff Adjustment – (“RTE”), as a mechanism to compensate the losses incurred by the companies of the electrical sector due to the Energy Rationing Program. RTE is being used for compensation of the following registered assets of subsidiaries CPFL Paulista and CPFL Piratininga: Extraordinary Tariff Adjustment (Loss of Revenue), Electricity from Independent Suppliers and Parcel “A”.

The established period to recover the regulatory assets related to the RTE and Electricity from Independent Suppliers by the subsidiaries CPFL Paulista and CPFL Piratininga, are 72 and 61 months, respectively, counted as from January 1, 2002, according to Regulatory Resolution No. 1 issued by ANEEL on January 12, 2004 (re-issued on June 1, 2004). After the recovery of these assets, compensation of the values related to Parcel “A” will also begin through the RTE mechanism.

Periodically, projections are prepared considering the subsidiaries’ market increase, expected inflation and interest rates, as well as regulatory issues. Management relies on these studies to determine the need to classify the balances between current and long-term, and to recognize allowances for losses, in case of the risk associated with the realization of these assets. As of September 30, 2004, management did not identify the need for recognition of relevant allowances for losses.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

The amounts related to the rationing effects in the consolidated financial statements, as well as the respective changes from December 31, 2003 to September 30, 2004, are as follows:

		Consolidated		
Description	**RTE**	**Electricity from Independent Suppliers Assets**	**Electricity from Independent Suppliers Liability**	**Parcel "A"**
Balances as of December 31, 2003	**760,646**	**267,662**	**270,576**	**367,319**
Monetary restatement	87,885	48,728	47,946	41,741
Taxes on electricity from independent suppliers	-	(10,337)	(9,644)	-
Adjustments arising from Regulatory Resolution nº 1/2004	-	67,536	67,536	-
Realization/payment	(174,671)	(69,836)	(50,000)	(25,013)
Balances as of September 30, 2004	**673,860**	**303,753**	**326,414**	**384,047**

b) Periodical Tariff Revision:

CPFL Paulista

The provisional tariff adjustment of Companhia Paulista de Força e Luz, in force as from April 7, 2003, was 19.55%, according to Resolution No. 166 homologated by Agência Nacional de Energia Elétrica – ANEEL. Later, through Resolution No. 72, also provisionally homologated by ANEEL, this tariff adjustment was changed to 21.1% as from April 7, 2004.

The difference arising from this change has been compensated through the tariff adjustment in force as from April 8, 2004, and the respective balance was recorded under current assets in the amount of R$ 25,749, on September 30, 2004.

The final value will be established with the definitive of the Regulatory Reintegration Quota, and Regulatory Remuneration Base, as disposed in ANEEL Resolution No. 493, issued on September 3, 2002.

CPFL Piratininga

In October 2003, through Resolution No. 565, ANEEL determined the tariff adjustment for subsidiary CPFL Piratininga as 18.08%. In order to keep the principle of reasonable prices for tariffs, and the economical balance of the concession agreement, the increase authorized for tariffs ("Modicidade Tarifária") was 14.68%. The difference between these percentages was being recognized as an asset on CPFL Piratininga financial statements since 2003, according to instructions of

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

ANEEL Circular Letter No. 267/2004– SFF-ANEEL, to be recovered during the next three annual tariff adjustments. However, on October 18, 2004, through Resolution No.245, ANEEL provisionally reduced the referenced tariff adjustment from 18.08% to 10.51%. The difference in revenue caused by the reduction of the tariff reposition of 2003, from 14.68% to 10.51%, will be financially compensated in the tariff adjustment to be made effective in October 2005.

Therefore, in this third quarter, subsidiary CPFL Piratininga made adjustments to reflect the new percentage defined. The effects of these adjustments were: (i) reversal of the regulatory asset arising from the increase from 14.68% to 18.08%, accounted for under "Consumers, Concessionaires and Permittees", in the amount of R$ 74,765 on September 30, 2004, (ii) recognition of a regulatory liability relating to the reduction from 14.68% to 10.51% in the amount of R$ 64,100. The total adjustments were R$ 138,865.

These adjustments in CPFL Piratininga resulted in a reversal of income recognized in the nine-month period and in the quarter ended September 30, 2004, in the reversal of the regulatory asset recognized until December 31, 2003 and in provision for values invoiced since October 2003, as follows:

	Nine month period ended September 30, 2004	Quarter ended September 30, 2004
Reversal of the regulatory asset recognized until December 31, 2003	13,798	13,798
Reversal of the regulatory asset recognized during the first half of 2004	-	39,244
Recognition of regulatory liability related to energy billed until September 30,2004	64,100	64,100
	77,898	117,142

RGE

Through the Resolution No. 92 of April16, 2004, ANEEL established the final tariff adjustment of Rio Grande Energia S.A. in 27.96%, in replacement of the provisional tariff adjustment of 27.36% determined on April 18, 2003. This tariff difference has been compensated by the adjustment granted by ANEEL as from April 19, 2004, of 14.37%.

The tariff adjustments of the subsidiaries CPFL Paulista and CPFL Piratininga are still in process of final validation and homologation by the regulatory agency. Therefore, possible adjustments may occur once the final tariff adjustment of these Companies is concluded.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

c) Recoverable Cost Variations – Parcel "A" (CVA)

This refers to a mechanism for offsetting the variations occurred in unmanageable costs incurred by the concessionaires of electric power distribution. The compensation of these amounts occurs on an annual basis, after each subsequent annual tariff adjustments.

Through the Interministerial Rule No. 116/2003, the compensation of the accumulated balance of the Recoverable Cost Variations Account of Itens of Parcel "A" (CVA) for the annual tariff adjustments occurred between April 8, 2003, and April 7, 2004 was postponed for 12 months, and should be compensated in the twenty-four months subsequent to the tariff adjustments that occur between April 8, 2004 and April 7, 2005.

d) PIS and COFINS

The balance of R$ 26,263 in the consolidated balance, recorded under Noncurrent Assets, refers to the difference between PIS and COFINS costs effectively incurred resulting from application of the current legislation and those incorporated to the tariff. ANEEL in its Official Letter No. 1632, states that it is favorable to the understanding that the transfer to tariffs, of the changes in the PIS and COFINS legislation is an unquestionable right of the concessionaire, informing also that such amounts recorded by the concessionaire shall only be recognized by ANEEL and transferred to the tariffs after review and approval by that agency. The amounts shall be adjusted for inflation and incorporated to the tariffs in a period yet to be defined, after validation by ANEEL.

Subsidiary CPFL Piratininga recorded the amount of R$ 2,555 under Long-term Liabilities, as result of recognition of the provision related to the negative difference of R$ 64,100, corresponding to the financial compensation that will occur with the annual tariff adjustment of October 23,2005, as mentioned in item b) above.

e) PERCEE – Emergency Program for Reduction of Electric Energy Consumption

Refers to the balance to be recovered as a result of expenses incurred with the rationing program.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

The Company's consolidated balances as of September 30 and June 30, 2004 present balances related to these regulatory assets and liabilities as shown in the table below:

	Consolidated			
	Current		Long-term	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Consumers, Concessionaires and Permittees (Note 5)				
Extraordinary tariff adjustment - (RTE)	259,907	263,857	413,953	435,471
Differential - 2003 tariff review	-	53,042	-	-
Electricity from independent suppliers	103,044	71,744	200,709	252,911
PIS and COFINS	-	-	26,263	-
Deferral related to cost variations (Note 8)				
Parcel A (January, 1 to October 25, 2001)	-	720	392,695	377,913
CVA (after October 25, 2001) and Rule 116	458,899	447,042	210,714	259,534
Other assets (Note 9)				
Emergency program for reduction of electric consumption	4,079	6,090	-	-
Suppliers (Note 15)				
Electricity from independent suppliers	(93,314)	(46,301)	(233,100)	(290,026)
Deferral related to gain variations (Note 8)				
Parcel A (January, 1 to October 25, 2001)	-	(26)	(8,648)	(8,325)
CVA (after October 25, 2001) and Rule 116	(138,049)	(139,609)	(49,672)	(60,793)
Other liabilities (Note 20)				
Clearing Financial tariff review 2003	-	-	(64,100)	-
PIS and COFINS - Change in the Legislation	-	-	(2,555)	-
Total	**594,566**	**656,559**	**886,259**	**966,685**

4 – Cash and Cash Equivalents

The Company's balance as of September 30, 2004 of cash and cash equivalents includes short-term cash investments, which earn interest based on the CDI (interbank deposit rate), in the amount of R$ 565,246 (R$ 871,050 in the consolidated) This cash and cash equivalents which correspond to short-term investment, with domestic financial institutions are available for use in the Company's and its subsidiaries operations.

14

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

5 – Consumers, Concessionaires and Permittees

In the consolidated financial statements, the balances mainly arise from electric energy supplies which comprise the following:

	Consolidated				
				Total	
Consumers	**Current**	**Past due up to 90 days**	**Past due over 90 days**	**September 30, 2004**	**June 30, 2004**
Current					
Residential	169,487	99,471	17,797	286,755	272,633
Industrial	180,309	49,568	29,811	259,688	247,316
Commercial	62,966	33,899	18,803	115,668	107,936
Rural	21,611	4,217	1,837	27,665	22,262
Public administration	18,680	9,999	5,640	34,319	31,721
Public lighting	22,414	13,154	28,595	64,163	60,705
Public services	17,233	13,874	7,708	38,815	33,008
Billed	**492,700**	**224,182**	**110,191**	**827,073**	**775,581**
Unbilled	259,550	-	-	259,550	258,290
Differential - 2003 tariff review	-	-	-	-	53,042
Wholesale energy market	4,156	-	-	4,156	6,026
Concessionaires	54,327	-	-	54,327	51,142
Other	35,377	-	-	35,377	43,551
Subtotal	**846,110**	**224,182**	**110,191**	**1,180,483**	**1,187,632**
Extraordinary tariff adjustment	259,907	-	-	259,907	263,857
Electricity from independent suppliers	103,044	-	-	103,044	71,744
Total	**1,209,061**	**224,182**	**110,191**	**1,543,434**	**1,523,233**
Long-term					
Wholesale energy market	57,056	-	-	57,056	58,754
Extraordinary tariff adjustment	413,953	-	-	413,953	435,471
Electricity from independent suppliers	200,709	-	-	200,709	252,911
PIS and COFINS - Change in the Legislation	26,263	-	-	26,263	-
	697,981	**-**	**-**	**697,981**	**747,136**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

Wholesale energy market - MAE

The balance referred to above includes the entries of the amounts relative to the sale of energy in the short-term, in the period of September 2000 to September 2004, based on calculations prepared and disclosed by the MAE (Wholesale Energy Market) and estimation prepared by the Company. As of September 30, 2004, they are composed as follows: R$ 44,952, referring to "Temporary Book Entry", as it is related to credits pending final approval by MAE, R$ 11,464 related to amounts invoiced and unpaid and R$ 4,796, are being bilaterally renegotiated. The Company and its subsidiaries believe that there is no significant risk in the realization of these balances.

Amounts related to MAE and electricity from independent suppliers may be subject to changes, since they are contingent upon decisions to be made regarding pending lawsuits filed by certain energy sector companies that are challenging the interpretation of market rules in force during the rationing period.

Allowance for doubtful accounts: In subsidiaries CPFL Paulista, CPFL Piratininga and RGE, an allowance for doubtful accounts was recognized under current assets group, in accordance with ANEEL rules and based on an individual analysis on uncollectible accounts, including short a long term consumer debt installments, at an amount considered sufficient a management to cover potential losses.

6 - Other Receivables

	Consolidated	
	September 30, 2004	June 30, 2004
Receivables from CESP	29,471	32,067
Employees	16,795	17,365
Other	21,023	19,119
TOTAL	**67,289**	**68,551**

Receivables from CESP: Refers to receivables from Companhia Energética de São Paulo (CESP), arising from the recoverable rate deficit account of CPFL Paulista that was transferred to CESP in 1993, with final maturity in December 2009. The total consolidated receivable is R$ 161,182 (R$ 191,155 as of June 30, 2004) and the long-term portion of R$ 131,711 (R$ 159,087 as of June 30, 2004) is recorded as other receivables in long-term. The balance is restated based on the U.S. dollar exchange rate and subject to interest at 50% of the quarterly LIBOR, plus a spread of 0.40625% per year.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

7 - Recoverable Taxes

The parent Company's balances are principally related to withholding income levied on short term investments . In the consolidated financial statement, the balances as of September 30 and June 30, 2004 are composed as follows:

	Consolidated	
	September 30, 2004	**June 30, 2004**
Estimated social contribution tax payments	47,847	20,392
Estimated income tax payments	93,231	53,890
State VAT (ICMS) on property additions	23,417	20,618
Recoverable income tax	64,712	62,101
Recoverable social contribution	6,208	6,942
INSS (social security)	1,345	1,128
PIS (tax on revenue)	2,661	1,677
COFINS (tax on revenue)	3,267	2,997
Other	674	1,021
TOTAL	**243,362**	**170,766**

In the consolidated statement, the balance of long-term asset refers to recoverable ICMS, levied on the purchase of materials for property, plant and equipment in the amount of R$ 24,472 (R$ 24,255 as of June 30, 2004).

Additionally, as of September 30, 2004, an amount of R$ 25,126 is recorded as deferred taxes, resulting from the recognition of the regulatory liability to reflect the negative difference of the annual tariff adjustment of 2003 in the subsidiary CPFL Piratininga.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

8 – Deferred Cost Variations

As of September 30 and June 30, 2004, the consolidated balance of recoverable cost variations - parcel "A" (CVA) is comprised as follows:

	Consolidated							
	ASSETS				**LIABILITIES**			
	Current		**Long-term**		**Current**		**Long-term**	
	September 30, 2004	**June 30, 2004**	**September 30, 2004**	**June 30, 2004**	**September 30, 2004**	**June 30, 2004**	**September 30, 2004**	**June 30, 2004**
Detail:								
Energy purchased - Itaipu	121,388	119,485	269,934	295,904	99,197	101,288	25,537	29,668
System service charges	110,180	117,046	50,458	61,636	-	-	-	-
Transmission of energy - Itaipu	6,909	6,962	5,015	5,262	-	-	-	-
Energy purchased - Other	25,749	37,004	88,318	85,018	1,323	-	1,852	-
Fuel usage quota (CCC)	41,937	16,656	98,510	97,096	37,529	38,321	22,283	31,125
Energy development account (CDE)	58,454	54,565	30,265	30,359	-	-	-	-
Basic network changes	94,282	96,042	57,003	58,416	-	-	-	-
Global reversion quota (RGR)	-	-	1,663	1,599	-	20	8,271	7,962
Inspection fees	-	2	636	611	-	-	377	363
Connection changes	-	-	1,607	1,546	-	6	-	-
Total	**458,899**	**447,762**	**603,409**	**637,447**	**138,049**	**139,635**	**58,320**	**69,118**
Summary:								
CVA	54,334	44,954	39,250	33,731	8,446	2,311	11,787	11,182
Parcel "A"	-	720	392,695	377,913	-	26	8,648	8,325
Ordinance No. 116	404,565	402,088	171,464	225,803	129,603	137,298	37,885	49,611
Total	**458,899**	**447,762**	**603,409**	**637,447**	**138,049**	**139,635**	**58,320**	**69,118**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

9 – Other

As of September 30 and June 30, 2004, the consolidated balance of "other" is as follows:

	Consolidated			
	Current		Long-term	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Consumer debt installments	62,725	54,535	72,356	61,936
Rent receivable	2,430	6,658	-	-
Low-income residential consumers	2,146	1,991	-	-
Fund linked to loans in foreign currency	-	-	23,398	25,462
Emergency program for reduction of electric energy	4,079	6,090	-	-
Orders in progress	10,419	12,730	-	-
Furnas - clause 20	-	6,171	-	-
Other	16,870	16,944	3,753	9,416
	98,669	**105,119**	**99,507**	**96,814**

The consumer debt installments balances, net of provision for losses recorded, are considered recoverable by the Company's-management.

10 - Deferred Tax Credits

The deferred tax credits arising from tax loss carryforwards, without expiration (not subject to statute of limitations) and temporary differences were recognized in compliance with the provisions of CVM Resolution No. 273/1998 and CVM Instruction No. 371/2002. These credits are recorded as long-term assets, considering their expected realization established based on the subsidiaries' projected future results and a limit of up to 30% per year for offset against future taxable income, except for the credits resulting from temporarily non-deductible differences, which shall be fully recovered when the principal is realized.

10.1 – Composition of balances

	Consolidated	
	September 30, 2004	June 30, 2004
Income tax credits on:		
Tax loss carryforwards	167,752	176,981
Temporarily nondeductible differences	95,137	81,157
Social Contribution tax credits on:		
Tax loss carryforwards	72,615	75,921
Temporarily nondeductible differences	26,825	22,003
TOTAL	**362,329**	**356,062**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

10.2 – Temporary differences

	Consolidated			
	Income Tax (IRPJ)		Social Contribuition (CSLL)	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Reserve for Contingencies	54,376	52,485	12,492	12,021
Employee Pension Plans	13,107	12,502	4,362	4,141
Allowance for Doubtful Debts	15,629	9,109	5,628	3,280
Others	12,025	7,061	4,343	2,561
Total	**95,137**	**81,157**	**26,825**	**22,003**

10.3 - Composition of effects on results of operations for the period

	Consolidated			
	Income Tax			
	2004		2003	
	3rd Quarter	Nine Months	3rd Quarter	Nine Months
Income (loss) before taxes on income	**26,342**	**293,299**	**(48,697)**	**(354,854)**
Adjustments to determine taxable income (loss)				
- Goodwill amortization	14,740	44,223	29,571	88,717
- Fundação Cesp - PSAP (Pension Plan)	5,189	15,175	6,293	16,536
- Results without tax effects	33,332	70,780	9,864	294,864
- Other additions/exclusions, net	(2,965)	4,646	32,129	26,546
Tax calculation basis	**76,638**	**428,123**	**29,160**	**71,809**
Applicable rate	25%	25%	25%	25%
Total Income Tax	**(19,160)**	**(107,031)**	**(7,290)**	**(17,952)**

	Social Contribution Tax			
	2004		2003	
	3rd Quarter	Nine Months	3rd Quarter	Nine Months
Income (loss) before taxes on income	**26,342**	**293,299**	**(48,697)**	**(354,854)**
Adjustments to determine taxable income (loss)				
- Fundação Cesp - PSAP (Pension Plan)	5,189	15,175	6,293	16,536
- Monetary restatement realization - Act 8200/91	7,446	24,800	8,304	22,892
- Results without tax effects	40,331	77,979	(11,216)	294,875
- Other additions/exclusions, net	(5,342)	9,637	36,649	29,051
Tax calculation basis	**73,966**	**420,890**	**(8,667)**	**8,500**
Applicable rate	9%	9%	9%	9%
Total Social Contribution Tax	**(6,657)**	**(37,880)**	**780**	**(765)**

The results without tax effects refer to loss of certain companies that operateas as holdings, on which tax credits are not taking.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

10.4 - Expected recovery

In the consolidated, the expected recovery of deferred tax credits is based on the projections of results prepared by the subsidiaries, as follows:

Expected recovery	Consolidated September 30, 2004
2004	17,529
2005	65,427
2006	79,721
2007	96,097
2008	66,804
2009	11,298
After 2009	25,453
TOTAL	**362,329**

The above expectation is subject to changes, since the final results when effectively realized in subsequent periods may differ from those considered in the projections. The Company and its subsidiaries conservatively decided to maintain these credits recorded in long-term assets.

11 – Securities

The balance recorded under “Noncurrent Assets” refers basically to the investment made by subsidiary CPFL Paulista backed-up by Export Notes with maturity in the second semester of 2006. Such investment originally subject to exchange variation, was converted into an investment subject to 110% of the variation of the CDI (Interbank Deposit Certificate) through hedge mechanisms, used for covering the risks arising from transactions made in foreign currency. The gains and losses related to the swap operations carried out by the Company and its subsidiaries are recorded, net, under the caption “Derivatives”.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

12 – Investments

12.1 - Leased assets

In the consolidated, this item is mainly represented by property, plant and equipment of the Serra da Mesa power plant that, as they are leased to Furnas, are recorded under this caption. The composition of these assets is as follows:

	Consolidated				
	September 30, 2004				June 30, 2004
Leased assets	Average annual depreciation rate	Acquisition cost	Accumulated depreciation	Net	Net
Land	-	5,420	-	5,420	5,420
Reservoirs, dams and aqueducts	2.00%	105,166	(13,684)	91,482	92,007
Buildings, construction and improvements	3.83%	527,346	(75,148)	452,198	454,554
Machine and equipment	5.93%	306,339	(57,909)	248,430	249,656
Vehicles	20.00%	91	(89)	2	3
Other	20.00%	54	(13)	41	42
Total		**944,416**	**(146,843)**	**797,573**	**801,682**

Depreciation of leased assets is calculated based on the estimated useful lives of the assets following annual rates mentioned above, established by ANEEL.

The leased assets are subject to the general rules of the concession contract held by Furnas, which, at the end of the concession, provides for the reversal of these leased assets and installations to the Concession Authority, through indemnity for net book value.

12.2 - Investments in subsidiaries

As of September 30 and June 30, 2004, the Company had investments in the following subsidiaries:

	Company	
	September 30, 2004	June 30, 2004
Companhia Paulista de Força e Luz	2,902,533	2,922,036
CPFL Geração de Energia S.A.	1,023,511	1,009,765
CPFL Comercialização Brasil S.A.	24,764	4
	3,950,808	**3,931,805**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER


Brazilian Corporation Law
September 30, 2004


01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

As of September 30 and June 30, 2004, the main information on investments in subsidiaries is as follows:

	Company					
	September 30, 2004			**June 30, 2004**		
Capital composition	**CPFL Paulista**	**CPFL Geração**	**CPFL Brasil**	**CPFL Paulista**	**CPFL Geração**	**CPFL Brasil**
Subsidiary						
Number of shares - (in thousands)						
- Common shares	12,491,807	68,495,905	300	12,491,807	68,495,905	300
- Preferred shares	22,644,273	136,991,810	-	22,644,273	136,991,810	-
- Total shares	35,136,080	205,487,715	300	35,136,080	205,487,715	300
- Treasury shares	1,531,019	-	-	1,531,019	-	-
Shareholder' equity - (R$ 000)						
- Capital	3,044,835	1,039,618	4	3,044,835	1,039,618	4
- Net income (loss) (c)	103,328	52,312	76,023	123,871	38,143	51,262
- Proposed dividends	(68,368)	(38,143)	(51,262)	(68,368)	(38,143)	(51,262)
- Interest on capital	(55,000)	-	-	(55,000)	-	-
- Adjusted shareholders' equity	3,057,316	1,055,017	24,764	3,077,858	1,040,848	4
Company						
Shares held by the Company - (in thousands)						
- Common shares	12,084,042	67,317,561	300	12,084,042	67,317,561	300
- Preferred shares	19,819,681	132,033,724	-	19,819,681	132,033,724	-
- Total shares	31,903,723	199,351,285	300	31,903,723	199,351,285	300
Ownership - (%)						
- Voting	96.7357%	98.2797%	100.00%	96.7357%	98.2797%	100.00%
- Total (a)	90.8005%	97.0137%	100.00%	90.8005%	97.0137%	100.00%
- Adjusted (b)	94.9373%	-	-	94.9373%	-	-
Investments in subsidiaries	2,902,533	1,023,511	24,764	2,922,036	1,009,765	4
Equity pick-up in subsidiaries (c)	98,097	50,468	76,023	117,600	36,722	51,262

(a) For CPFL Geração the participation in shares from January to May 2004, was 95,6214%

(b) For CPFL Paulista adjusted based on treasury shares

(c) Results for the nine months and six months periods ended September 30 and June 30, 2004 respectively

Of CPFL Paulista's shares held by the Company, 34.08% are pledged in guarantee of its debentures.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

12.3 – Goodwill or Negative Goodwill

As of September 30 and June 30, 2004, the Company's balances are mainly represented by negative goodwill from the purchase of CPFL Paulista shares in 2001:

	Company			
	September 30, 2004			June 30, 2004
Goodwill (Negative Goodwill)	Cost	Accumulated amortization	Net	Net
CPFL Paulista	(12,828)	-	(12,828)	(12,828)
CPFL Geração	651	(219)	432	450
	(12,177)	**(219)**	**(12,396)**	**(12,378)**

In the consolidated, the composition of goodwill/negative goodwill is as follows:

		Consolidated			
		September 30, 2004			June 30, 2004
Investor	Investee	Cost	Accumulated amortization	Net	Net
CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)
CPFL Energia	CPFL Geração	651	(219)	432	450
CPFL Paulista	RGE	756,443	(205,738)	550,705	556,290
DRAFT I	CPFL Piratininga	457,097	(191,780)	265,317	268,505
CPFL Geração	SEMESA	426,450	(103,194)	323,256	329,225
CPFL Geração	Fóz do Chapecó	770	-	770	770
CPFL Geração	ENERCAN	10,233	-	10,233	10,233
CPFL Geração	Barra Grande	3,081	-	3,081	3,081
		1,641,897	**(500,931)**	**1,140,966**	**1,155,726**

As of June 30, 2004, there was a modification in the criteria for amortization of goodwill on the acquisitions of RGE (by CPFL Paulista), CPFL Piratininga (by Draft I) and SEMESA (by CPFL Geração), which was previously made under the straight-line method over a 10-year period. Starting with the balances of December 31, 2003 this goodwill has been amortized proportionally the projected net income curves for the remaining period of the concession contract of RGE and CPFL Piratininga, and for the remaining period of the lease contract of SEMESA. This procedure was adopted consistently with that described in Note 13, as for amortization of goodwill arising from mergers of controlling companies. The effect of the change in the criteria , for the accumulated period of 2004, was a reduction in goodwill amortization expense in the amount of R$ 78,776 in the consolidated.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

12.4 – Other Considerations

The financial statements of CPFL Paulista as of September 30 and June 30, 2004 were reviewed by the same auditors as those of the Company and their special review reports thereon, dated October 27 and July 23, 2004, respectively, contained an emphasis paragraph on the transactions related to energy purchases and sales within the MAE, that may change depending on decisions of pending claims which were filed by companies of the electric energy sector to challenge the energy market rules during the rationing period and an emphasis paragraph on the change, retroactively to January 1, 2004, of the goodwill amortization of investments and mergers of controlling companies, from 10% per year to variable percentages determined by the projected net income curves during the remaining periods of concession. The special review dated October 27, 2004, also included an emphasis paragraph on the temporary interim tariff adjustments of CPFL Paulista and CPFL Piratininga.

The financial statements of CPFL Geração as of September 30 and June 30, 2004 were reviewed by the same auditors as those of the Company and their special review reports thereon, dated October 22 and July 23, 2004, respectively, were unqualified and contained an emphasis paragraph on the transactions related to energy purchases and sales within the MAE that may change, as explained in the preceding paragraph, and an emphasis paragraph on the change, retroactively to January 1, 2004, of the goodwill amortization of subsidiaries, from 10% per year to variable percentages determined by the projected net income curves during the remaining period of the subsidiary concession.

13 – Property, Plant and Equipment

	Consolidated			
	September 30, 2004			June 30, 2004
In Service	**Cost**	**Accumulated depreciation**	**Net**	**Net**
- Distribution	5,316,418	(2,670,680)	2,645,738	2,667,360
- Generation	234,529	(85,858)	148,671	149,377
- Commercialization	84,823	(30,838)	53,985	46,963
- Administration	190,603	(107,904)	82,699	84,428
Subtotal	5,826,373	(2,895,280)	2,931,093	2,948,128
In Progress				
- Distribution	122,133	-	122,133	99,179
- Generation	882,608	-	882,608	784,235
- Commercialization	5,446	-	5,446	3,753
- Administration	11,163	-	11,163	9,354
Subtotal	1,021,350	-	1,021,350	896,521
Total	**6,847,723**	**(2,895,280)**	**3,952,443**	**3,844,649**
Other assets not linked to electric utility				
Concession	3,235,163	(1,241,517)	1,993,646	2,013,163
Total property, plant and equipment	**10,082,886**	**(4,136,797)**	**5,946,089**	**5,857,812**
Special liabilities			(579,506)	(570,952)
Total, net			**5,366,583**	**5,286,860**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

In accordance with articles 63 and 64 of Decree No. 41,019 of February 26, 1957, assets and installations used in the generation, transmission, distribution and sale of electric energy are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the competent authorities. ANEEL Resolution No. 20/1999 regulates the electric energy utility concession assets, giving prior authorization for not restricting assets not linked to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession. At the end of the concession, the property, plant and equipment connected to the service will be reverted to the Concession Authority, and the survey, appraisal and determination of the amount of the indemnity to be paid to the concessionaire according to the net book value will be performed.

Construction in progress – In the consolidated, the amount of R$ 882,608 (R$ 784,235 as of June 30, 2004) refers basically to constructions in progress of the following power plants: CERAN, ENERCAN, BAESA and FOZ DO CHAPECÓ. The interest referring to loans taken to fund such power plants contruction projects is being capitalized. For the nine month period ended September 30, 2004 such interest amounted to R$ 32,454 in the consolidated.

Other assets not linked to Electric Energy Utility Concession: Refers to the goodwill arising from the mergers of DOC 4 Participações S.A. (former controlling company of CPFL Paulista) and DOC 3 Participações S.A. (former controlling company of RGE), classified in prior years as deferred charges. During the second quarter of 2004, there was a change in the criteria for amortization of goodwill, whose balances as of December 31, 2003 have been amortized proportionally to the projected net income curves for the remaining period of the concession contracts of CPFL Paulista and RGE, in accordance with ANEEL Letters No. 912/2004-SFF of June 9, 2004 and No. 908/2004-SFF of June 8, 2004, respectively. This matter was submitted for appreciation by the Brazilian Securities Commission (CVM), which made a declaration in favor of the subsidiaries' claim.

The new criteria was defined based on the projected net income before taxes on income, excluding interest on capital, discounted to present value as of December 2003, based on the IGP-M, plus interest of 11.26%, with annual review of this amortization curve. The effect of the change in the amortization criteria mentioned above, for the accumulated period ended 2004, was a reduction of expenses in the amount of R$ 215,078 in the consolidated.

Special Liabilities Linked to the Electric Energy Utility Concession - Represent amounts received from consumers, as well as donations not subject to any return and used for funding investments in order to meet electric energy supply demand for distribution services. The maturity of these liabilities is established by ANEEL, and their settlement will occur at the end of the concession period. Special liabilities are not subject to depreciation or any form of adjustment.

The average depreciation rate of assets in consolidation is approximately 5.00% per year.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
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TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

14 – Deferred Charges

For the Company, this caption refers to the balance of commissions paid related to the 2nd issue of debentures in the amount of R$ 16,096, being amortized on the straight-line basis in 18 installments of R$ 894 each through October 2004. As of September 30, 2004, the amount of R$ 15,202 had been amortized. Additionally, such caption consider the comission paid , in accordance with the credit agreement, in the amount of R$ 1,084, that is amortized on the straight-line basis throughout the agreement term.

In the consolidated balance is as follows:

	Consolidated			
	September 30, 2004			June 30, 2004
	Cost	Accumulated amortization	Net	Net
Deferred exchange variations	81,793	(80,066)	1,727	3,956
Preoperating expenses	27,381	(6,739)	20,642	28,338
Cost of issuance of debentures	24,464	(17,442)	7,022	5,965
In progress	42,534	-	42,534	43,871
Total	**176,172**	**(104,247)**	**71,925**	**82,130**

Deferral of Exchange Losses: In conformity with CVM Resolutions No. 404/2001 and 409/2001, CPFL Paulista and RGE elected to defer net exchange losses arising from the adjustments of amounts in Brazilian reais of obligations and receivables denominated in foreign currency in 2001. The deferred amount is being amortized on the straight-line basis, based on the maturity dates of the contracts, over a maximum period of four years, starting in 2001. The impact of the amortization on income for the quarter ended as of September 30, 2004 is R$ 2,229 in the consolidated statement.

Deferred charges in progress: Refers to costs for the implementation and modernization of corporate systems and processes of CPFL Paulista.

15 – Suppliers

The Company's balances as of September 30 and June 30, 2004 are mainly related to services provided by third parties. In the consolidated, the composition of balances is as follows:

	Consolidated	
	September 30, 2004	June 30, 2004
Wholesale Energy Market (MAE)	864	16,941
System service charges	3,793	2,354
Transactions within the MAE	4,657	19,295
Supply of energy	435,056	409,724
Electricity network usage charges	70,448	60,049
Materials and services	52,877	58,985
Electricity from independent suppliers (Note 3)	93,314	46,301
Other	7,084	6,169
TOTAL	**663,436**	**600,523**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

As of September 30 and June 30, 2004, the suppliers balances in long-term liabilities are related to electricity from independent suppliers to be transferred to generating companies (see Note 3).

Electricity from independent suppliers transferred to generating companies

In March 2004, Regulatory Resolution No. 45/2004changed the percentages of transfer to be applied to the amounts monthly collected as Extraordinary Tariff Adjustment for CPFL Paulista, from 25.34% to 24.9757%. For subsidiary CPFL Piratininga, such Resolution established the percentage of 11.32%, which was altered to 33.83%, through reissuance of the Resolution in the Official Gazette in July 2004. The product of application of this percentage to the amount received from the RTE (Extraordinary Tariff Adjustment) has been transferred, since February 2003, to the generating companies.

16 - Debt Charges, Loans and Financing, and Debentures

As of September 30 and June 30, 2004, debt principal and charges in local and foreign currencies, for the Company and its subsidiaries, are composed as follows:

	Consolidated					
	September 30, 2004			June 30, 2004		
		Principal			Principal	
	Charges	Current	Long-term	Charges	Current	Long-term
LOCAL CURRENCY						
Financial institutions	6,821	125,848	108,307	2,799	206,076	96,185
BNDES	79	3,648	16,512	139	3,454	17,468
BNDES - Regulatory assets	5,427	179,397	576,800	3,500	172,726	608,799
BNDES - CVA	2,236	167,370	142,174	4,241	140,396	176,481
BNDES - FINEM	2,183	10,046	24,118	2,052	10,080	26,899
BNDES - Investment	249	24,437	481,075	269	24,221	412,979
FIDC	13,654	63,842	93,008	7,856	45,990	78,320
BRDE	10,187	7,932	20,409	9,341	7,706	24,338
Furnas Centrais Elétricas S/A	-	-	74,366	-	-	68,138
Other	3,569	43,370	121,782	3,386	41,045	96,508
Subtotal	**44,405**	**625,890**	**1,658,551**	**33,583**	**651,694**	**1,606,115**
FOREIGN CURRENCY						
Floating Rate Notes	6,571	171,516	298,438	735	197,637	356,120
Financial institutions	43,843	104,091	232,621	52,484	92,273	306,842
Subtotal	**50,414**	**275,607**	**531,059**	**53,219**	**289,910**	**662,962**
TOTAL	**94,819**	**901,497**	**2,189,610**	**86,802**	**941,604**	**2,269,077**
DEBÊNTURES						
CPFL Energia	65,902	-	721,990	31,148	-	21,990
CPFL Paulista	50,418	150,710	1,110,772	9,676	150,710	834,175
SEMESA	20,057	100,921	561,591	4,707	100,028	510,657
Subtotal	**136,377**	**251,631**	**2,394,353**	**45,531**	**250,738**	**2,066,822**
GRAND TOTAL	**231,196**	**1,153,128**	**4,583,963**	**132,333**	**1,192,342**	**4,335,899**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

BNDES: Refers to a loan to CPFL Geração to finance the upgrading of small hydroelectric power plants, payable in 84 consecutive monthly installments, beginning February 2003. The loan is partially restated based on the TJLP (Brazilian long-term interest rate), plus interest of 3.5% per year, and partially restated based on the BNDES basket of currencies (“UMBND”), whose larget indexing unit is the U.S. dollar, and subject to fixed interest of 3.5% per year, and variable rates based on the weighted average of all rates and expenses incurred by the BNDES in obtaining funding, and income tax. The loan is guaranteed by CPFL Paulista.

BNDES – Investment: Related to financing the subsidiaries’ investment programs, whose conditions are as follows:

For CPFL Paulista, the loan is divided into two tranches, “A” and “B”, with 18 and 30 month grace periods, respectively, payable in 78 consecutive monthly installments, beginning October 2000 and October 2001, respectively, restated based on the TJLP, plus interest of 3.25% per year. The guarantee is the pledge of revenues from electric energy supply. As of September 30, 2004, the total is R$ 67,294 (R$ 72,738 as of June 30, 2004).

For CPFL Piratininga, the balance refers to the loan facility contract, through the transfer of the loan provided by the BNDES, with interest of 3.45% per year, payable in 48 monthly installments from May 15, 2002, represented by promissory notes and collateralized by revenue from sales of energy. As of September 30, 2004 the amount is of R$ 249 (R$ 286 as of June 30, 2004).

The most significant parcel of the total is represented by financing of investment programs of the subsidiaries of CPFL Geração, whose total amount, as of September 30, 2004, is R$ 438,218 (R$ 364,445 as of June 30, 2004) and its composition is described below:

(i) Loan of R$ 128,952 (R$ 115,218 as of June 30, 2004) related to BAESA, amortized in 144 consecutive monthly installments, beginning September 15, 2006 and November 15, 2006 to sub credits “A”, “C” and “E”. Loans “A” and “C” are restated based on the TJLP (Brazilian long-term interest rate), plus interest of 3.125% per year. Loan “E” is restated according to the BNDES basket of currencies ("UMBND"), with fixed interest of 3.125% per year and variable interest rates calculated based on the weighted average of all charges and expenses incurred by the BNDES in obtaining funding.

(ii) Loan of R$ 241,813 (R$ 193,373 as of June 30, 2004) obtained by ENERCAN, amortized in 144 consecutive monthly installments, beginning April 2007, restated based on the BNDES basket of currencies ("UMBND"), with fixed interest of 4% per year and variable interest rates calculated based on the weighted average of all charges and expenses incurred by the BNDES in obtaining funding, in addition to the TJLP, plus interest of 4% per year.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(iii) The loan borrowed for the CERAN Complex, in the amount of R$ 122,023 (R$ 99,604 as of June 30, 2004), of which R$ 67,453 (R$ 55,854 as of June 30, 2004) was directly from the BNDES and R$ 54,570 (R$ 43,750 as of June 30,2004) is through onlending from the BNDES to its financial agents – Banco do Brasil S.A., Banco Regional de Desenvolvimento do Extremo Sul – BRDE, Banco do Estado do Rio Grande do Sul – Banrisul and Caixa Estadual S.A. – Agência de fomento/RS. The financing contracts are subdivided into 4 (four) sub credits for each power plant of the CERAN Complex, partially restated based on the BNDES basket of currencies ("UMBND"), subject to fixed interest of 5% per year and variable interest rates calculated based on the weighted average of exchange rates incurred by the BNDES in obtaining funding, and partially restated based on the TJLP (Brazilian long-term interest rate), plus interest of 5% per year. The last maturity occurs on January 15, 2016 for the Monte Carlo power plant, November 15, 2017 for the Castro Alves power plant, and February 15, 2018 for the 14 de Julho power plant.

The loans obtained from the BNDES by subsidiaries Campos Novos, BAESA and CERAN, to fund their energy generation projects, restrict the payment of dividends to the controlling company CPFL Geração that exceed the mandatory minimum of 25%, without the previous approval of BNDES.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

BNDES – Regulatory Assets, CVA and FINEM

	Consolidated					
	September 30, 2004		June 30, 2004			
	Current	Long-term	Current	Long-term	Charges	Amortization
CPFL Paulista						
- Regulatory assets	135,220	421,107	127,828	443,156	Selic + 1% per year	1st tranche (rationing losses): 62 monthly installments from 3/15/2002. 2nd tranche (Parcel A): 13 installments from 5/15/2007.
- CVA	111,306	73,176	106,947	102,419	Selic + 1% per year	24 monthly installments from 5/15/2004.
CPFL Piratininga						
- Regulatory assets	46,955	147,373	45,843	156,645	Selic + 1% per year	1st tranche (rationing losses): 54 monthly installments from 3/15/2002. 2nd tranche (Parcel A): 9 installments from 9/15/2006.
- CVA	39,848	55,007	18,841	54,102	Selic + 1% per year	24 monthly installments from 12/15/2004.
RGE						
- Regulatory assets	1,274	4,019	1,232	4,342	Selic + 1% per year	60 monthly installments from 3/17/2003.
- CVA	18,452	13,991	18,849	19,960	Selic + 1% per year	60 monthly installments from 3/17/2003.
- FINEM	12,229	24,118	12,132	26,899	TJLP + 3,5% to 4% per year	94 monthly installments from 12/15/1999.
CPFL Geração						
- Regulatory assets	1,375	4,301	1,323	4,656	Selic + 1% per year	60 monthly installments from 3/17/2003.
SOMA	366,659	743,092	332,995	812,179		
- Regulatory assets	184,824	576,800	176,226	608,799		
CVA	169,606	142,174	144,637	176,481		
FINEM	12,229	24,118	12,132	26,899		
	366,659	743,092	332,995	812,179		

The above loans are collateralized by revenue from sales of energy by the subsidiaries.

BRDE: Refers to a loan facility contract assumed by RGE in the spin-off and privatization process of Companhia Estadual de Energia Elétrica - CEEE, restated based on the IGP-M (General Market Price Index) plus annual interest of 12%. It is amortized on a monthly basis, with final maturity scheduled for September 30, 2006, and collateralized by revenue from sales of energy by RGE.

Others: The variation in this quarter refers basically to the new loans obtained by subsidiary RGE from banks Santander and Unibanco.

The loan obtained from Banco Santander is for funding working capital of RGE with total term of 36 months, with grace period of 18 months and payment of the installments of

FEDERAL GOVERNMENT SERVICE
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Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

the principal and interest quarterly, added by interest charges corresponding to 100% of the CDI plus interest of 2.0% per year.

The loan obtained from Banco Unibanco is to supply the necessary funds required to pay RGE suppliers with total term of 36 months, with grace period of 18 months and payment of interest charges corresponding to 100% of the daily variation of the CDI per year plus interest of 2.15% per year and quarterly payment of the installments of the principal and interest.

Credit Rights Investment Fund - FIDC: After approval of the Board of Directors on January 28, 2004, and ANEEL's approval, which was disclosed in a letter of June 25, 2003, CPFL Piratininga launched a Credit Rights Investment Fund (FIDC) for raising approximately R$ 150 million in March 2004 and R$ 50 million in August 2004. The FIDC is managed by Banco Votorantim and consists of the obtaining of funds whose settlement is linked to the receipt of billings of CPFL Piratininga and amortized over a 36-month period in 36 monthly installments. Remuneration is at 115% of the CDI. In compliance with the contractually-provided condition for operating the fund, the subsidiary CPFL Piratininga acquired a portion of the fund's sharequotas, amounting to R$ 12,318 as of September 30, 2004 (R$ 9,023 as of June 30, 2004). This balance is recorded as a reduction of the liability of R$ 182,822 (R$ 141,189 as of June 30, 2004), totaling a net liability balance of R$ 170,504 (R$ 132,166 as of June 30, 2004).

Furnas: The loan obtained by SEMESA from Furnas is subject to adjustment based on the IGP-M and annual interest of 10% per year, payable in 24 monthly installments from 2008, and is guaranteed by the energy produced by the Serra da Mesa power plant, in conformity with the General Agreement between Semesa and Furnas.

Floating Rate Notes: CPFL Paulista's funding in the foreign market in the amount of US$ 300 million, carried out in the second quarter of 2001, for acquisition of ownership control of RGE, obtained from a consortium of banks.

This loan matures over a five-year period with a 20-month grace period for the initial payment of principal. Interest is payable semiannually, beginning December 2001, and amortization of the principal began on February 19, 2003. Through a swap mechanism, this debt was effectively converted into local currency, with costs equivalent to 93.65% and 94.75% of CDI rates, respectively, for the portions of US$ 100 million and US$ 200 million. This swap operation totaled losses of R$ 20,756 on September 30, 2004. The gains and losses related to the swap operations carried out by the Company and its subsidiaries are recorded net, under the caption "Derivatives".

Financial Institutions: Comprises loans and financing in local and foreign currencies as follows:

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

- *Local Currency*

The Company's balance of R$ 106,217 (R$ 101,787 as of June 30, 2004) includes loans and financing obtained from Banco Itaú BBA on May 21, 2004, to cover working cash needs, restated based on the CDI, plus interest of 1.872605% per year, with maturity on March 17, 2005. There is no guarantee associated to this loan.

In the consolidated, the balance includes loans and financing obtained from financial institutions to cover working cash needs, restated based on the CDI and collateralized by revenue from sales of energy by the subsidiaries.

- *Foreing Currency*

The Company's balance of R$ 116,083 (R$ 127,049 as of June 30, 2004) refers to a loan from the IFC – International Finance Corporation. This loan is intended to be used in the process of simplifying the Group's shareholding structure, as well as the continuous improvement of corporate governance practices and transparency to the stock market. The loan comprises principal of US$ 40 million, and is repayable in 10 semiannual installments starting July 15, 2005, restated based on exchange variation, plus semiannual LIBOR interest plus 5.25% per year. Guarantees basically comprise CPFL Centrais Elétricas shares and collateral from majority shareholders.

The IFC loan is governed by an Investment Agreement between CPFL Energia and the IFC, through which a subscription bond for an amount of common shares issued by the Company equivalent to the principal value and the debt interest under the Investment Agreement, divided by the current price of the subscription option, was granted to the IFC. The subscription bond can be exercised at any time during the period between the date of the Initial Public Offering (IPO) by the Company and June 2010 (or previously, under certain circumstances). The price can be paid in cash or through offset against the loan. The current price is R$ 2.06 per share, subject to adjustment according to the TJLP beginning June 25, 2003, in addition to certain adjustments to prevent dilution for the IFC. Through a swap mechanism, this debt was converted into local currency, with costs equivalent to 105.3% of the variation of the CDI. This operation totaled losses of R$ 8,164 as of September 30, 2004. The gains and losses related to the swap operations carried out by the Company are recorded net, under the caption "Derivatives".

In the consolidated, the balance includes negotiations by the subsidiary CPFL Paulista within the context of the Brady Plan intermediated by Banco do Brasil, as well as debt related to Resolution No. 63, for the purpose of covering the subsidiary's working capital needs. As of September 30, 2004, this balance totaled R$ 136,221 (R$ 146,385 as of June 30, 2004). This loan is collateralized by revenue and guarantee of the Government Department of the State of São Paulo.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

In addition, the balance includes funding in 2000 by Sul Geradora Participações S.A., subsidiary of RGE, through a trade finance transaction, guaranteed by RGE's revenue and letters of credit. The payment of interests is due on quarterly basis and the amortization of the principal will be from 2002 to 2005. As of September 30, 2004 this balance totaled R$ 128,251 (R$ 181,453 as of June 30, 2004). This debt was converted into local currency, with costs equivalent to 100% of the variation of the CDI.

Debentures: In the consolidated, the principal information on debenture issues as of September 30 and June 30, 2004 is as follows:

Consolidated

					Balances			
	Characteristics				September 30, 2004		June 30, 2004	
Issuer	Issue Nº	Series	Outstanding	Annual Financial charges	Current	Long-term	Current	Long-term
CPFL Energia (a)	2rd	-	72,199	Taxa DI + 2.85%	65,902	721,990	31,148	721,990
SEMESA (b)	1st	-	58,000	TJLP + 4 to 5%	120,978	515,216	104,735	510,657
CPFL Paulista (c)	1st	1st	44,000	IGP-M + 11.5%	26,304	705,865	6,020	683,465
CPFL Paulista (c)	1st	2rd	30,142	CDI + 0.6%	166,628	150,710	54,366	150,710
CPFL Paulista (d)	2rd	1st	11,968	109% of CDI	4,964	119,680	-	-
CPFL Paulista (d)	2rd	2rd	13,032	IGP-M + 9.8%	3,232	134,517	-	-
BAESA (e)	1st	-	23,094	105% of CDI	-	23,094	-	-
BAESA (e)	2rd	-	23,281	IGP-M + 9.55%	-	23,281	-	-
					388,008	**2,394,353**	**296,269**	**2,066,822**

a) On April 1, 2003, the Company issued 90,000 nonconvertible debentures at a face value of R$ 10 each, related to the 1st series of the 2nd issue, totaling R$ 900,000. These debentures are remunerated based on DI (average rates of overnight deposits with unrelated financial institutions), plus interest of 2.85% per year, maturing on April 1, 2008, with repricing date on October 1, 2004 and is guaranteed by CPFL Paulista and CPFL Geração shares pledges and by collateral from majority shareholders. The funds obtained from the 2nd issue were used to pay debt, including the 1st debenture issue and 3rd promissory note issuance of the Company. In the fourth quarter of 2003, the Company redeemed 17,801 debentures; thus, 72,199 debentures are outstanding.

b) Nonconvertible 1st issue debentures, placed privately by SEMESA S.A. These debentures are restated based on the TJLP, plus interest of 4% to 5% per year. The debentures are scheduled to mature in 2009. The funds obtained in this issuance were applied to the financing ofcontruction of the Serra da Mesa and is guaranteed by CPFL Geração shares pledges and credits proceeding from the operations of electric energy supplies kept by Semesa with Furnas Centrais Elétricas S.A.

c) For the purpose of raising additional funds for the acquisition of the ownership control of RGE, on June 1, 2001, CPFL Paulista placed unsecured debentures in two series as follows: 1st series - placement of 100% of 44,000 debentures, with annual remuneration based on the IGP-M plus interest of 11.50% per year, 50%

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

maturing on June 1, 2007 and the remaining 50% on June 1, 2008; 2nd series - placement of 67% of 30,142 debentures, with annual remuneration based on the DI rate for unrelated financial institutions plus a spread of 0.6% per year, 50% maturing on June 1, 2005 and the remaining 50% on June 1, 2006.

d) On July 1, 2004, the subsidiary CPFL Paulista placed 25,000 unsecured debentures, nonconvertible in shares with unit par value of R$ 10, in two series, totaling R$ 250,000. The 1st series is composed of 11,968 debentures, which are remunerated based on 109% of the DI rate and the 2nd series is composed by 13,032 debentures, which are remunerated by the variation of the IGP-M, plus an interest rate of 9.8% per year; both series maturing on July 1, 2005. The funds obtained from this issuance shall be used as follows: (i) Approximately R$ 190,000 shall be used to lengthen part of the short-term debts of CPFL Paulista and the remaining R$ 60,000 shall be utilized to fund part of the investments in energy distribution forecasted for the periods 2004 and 2005.

e) On August 1, 2004, Baesa carried out the 1st and 2nd emission of simple debentures, nonconvertible in shares; the 1st issue with quarterly maturity has its first payment programmed for the 1st of November of 2006 and the last payment on August 1, 2016. The 2nd issuance will be paid annually and has its first payment programmed for the 1st of August 2007 and the last payment on August 1, 2016. These debentures are guaranteed by letter of credit issued by the shareholders in proportion to their share ownership.

Debt covenants and restrictions

Certain contracts for loans, financing and debentures have restrictive clauses that require, among other things, that the Company and its subsidiaries maintain certain financial ratios within the established parameters.

In the understanding of the Company and its subsidiaries, these clauses and commitments have been adequately met, as summarized below:

CPFL Energia

- The Investment Agreement with the IFC restricts the Company's capability to pledge assets or to invest in third parties. Additionally, this agreement precludes the payment of dividends by the Company and its indirect subsidiary Centrais Elétricas, above of the minimum requirement, in case of insolvency or default.

- The swap agreement that hedges the loan granted by IFC, requires the Company to maintain certain economic-financial limits based on its consolidated quarterly balance as well as to maintain certain indexes which are as follows:

  a) The result of the division of the net debt adjusted by the EBITDA not greater than 4 at the end of the third quarter of 2004; and

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) The result of the division of the total debt adjusted by the EBITDA:

b.1) equal or less than 4 times at the end of 2004;

b.2) equal or less than 3.8 times in 2005; and

b.3) equal or less than 3.5 times from 2006.

- "**Net Adjusted Debt**" – means, in any period, the Total Adjusted Debt excluding Cash and Cash Investments

- "Total **Debt Adjusted**" – means, in any period, the Total Debt, excluding the loan from the BNDES relative to Extraordinary Tariff Adjustment, CVA and similar regulatory loans.

c) The result of the division of the EBITDA by the financial expenses equal or 1.5 times higher during 2004 and 2.0 times higher during the subsequent years.

- The debentures issued by the Company provide for the necessity of advance redemption in case of failure by CPFL Paulista to meet financial ratios established in the Floating Rate Notes Facility of this subsidiary (see below).

CPFL Paulista

- The Floating Rate Credit Facility restricts Paulista from paying dividends, redeeming shares or distributing capital to its shareholders until settlement of amounts falling due in July 2004 (see below).

  The Floating Rate Credit Facility also established certain limitations whereby Paulista may not make capital expenditures during any fiscal year in excess of R$ 151 million in 2004, R$ 152 million in 2005 and R$ 160 million in 2006. Additionally, the Float Rate Notes determined that CPFL Paulista must maintain the following financial ratios:

  a) total shareholders' equity to total shareholders' equity plus total indebtedness not less than 47% (on a consolidated basis) and 45% (on a stand-alone basis);

  b) EBITDA to interest expense not less than 2.25 (consolidated and stand-alone bases);

  c) debt to EBITDA not greater than 3.50 (on a consolidated basis) and 3.80 (on a stand-alone basis).

- The BNDES – Investment Program-related loans and financing have settlement priority in relation to the payment of dividends in excess of the 25% minimum mandatory dividends as determined by Brazilian corporate law.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

- The 1st issue debentures by Paulista must maintain a ratio of EBITDA to financial expenses of at least 1.5, and a ratio of capital to total indebtedness plus shareholder's equity of at least 40%.

- The debentures of the second issue of CPFL Paulista establish the following indexes and limits:

  a) The ratio between EBITDA and Financial Expenses, higher or equal 1.5 times until 2007 and, higher or equal 2.0 times as from 2008, inclusive; and

  b) In relation to the Total Capitalization, the level of Shareholders' Capital shall be of at least 40%, while the level of Third-Party Capital shall be no more than 60%.

CPFL Geração

- ENERCAN, Barra Grande and CERAN, under their financing agreements with the BNDES for their generation projects, are restricted from paying dividends in excess of the 25% minimum mandatory dividends as determined by Brazilian corporate law, without prior approval by BNDES.

RGE

- The BNDES – Investment Program and BNDES-FINEM loans to RGE have settlement priority in relation to the payment of dividends in excess of the 25% minimum mandatory dividends as determined by Brazilian corporate law.

  The mentioned loans determine, additionally, the maintenance of the capitalization level (Shareholders' Equity divided by the Total Assets) equal to or over 40%.

- Under the trade finance transaction between Sul Geradora Participações S.A. ("Sul Geradora") and BankBoston, Sul Geradora is required to settle amounts under this credit facility, before paying any dividends, redeeming shares or distributing capital to its shareholders.

  Under the trade finance loan between Sul Geradora and BankBoston, Sul Geradora must maintain the following ratios:

  a) EBITDA to interest expense not less than 2.0;

  b) indebtedness to shareholders' equity not greater than 0.55;

  c) indebtedness to EBITDA not greater than 3.5.

- The loan from Itaú BBA contains restrictive clauses concerning the change or modification in the capital composition, any change, transfer or concession, direct or indirect, of the share control, or the merger or spin-off, without prior and express creditor approval. Additionally, the following financial ratios must be maintained:

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

a) EBITDA to financial expenses, net, equal to or greater than 1.6;

b) Net indebtedness (total bank debt adjusted according to swap operations, less temporary cash investments) to EBITDA, equal to or less than 2.7.

- The loan from Unibanco requires maintenance of the following financial ratios:

a) EBITDA to interest paid, plus net debt amortization equal to or greater than 1.05;

b) Total indebtedness to EBITDA equal to or less than 3.0 (2004) and 2.5 (2005 to 2007);

c) Paid interest to EBITDA equal to or less than 0.4;

d) Total indebtedness equal to or less than R$ 800,000.

Governmental loans related to the Emergency Support Program (from the BNDES) will be disregarded from indebtedness, interest amortization, as well from the effect of the regulatory assets on the EBITDA.

Noncompliance with the above-mentioned covenants may trigger cross-default of other contractual obligations.

In addition, a number of the Company's financing instruments are subject to acceleration if our current shareholders cease to own a majority of CPFL Energia's voting equity or otherwise loose control of the management and policies of the company, or if VBC ceases to own, directly or indirectly, at least 25% of Paulista's issued and outstanding capital stock.

17 - Employee Pension Plans

CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, and RGE, through Fundação ELETROCEEE, sponsor supplementary retirement and pension plans for their employees.

In the consolidated, the Company recognized an operating expense of R$ 53,697 (R$ 76,340 in the 3rd quarter of 2003), related to employee pension plan.

Additionally, the actuarial deficit existing in subsidiaries CPFL Paulista and CPFL Piratininga on December 31, 2001, according to the guidelines set by CVM Instruction No. 371, dated December 13, 2000, have been recorded in the 5-year period, counted as from January 2002. As allowed by Circular Letter CVM/SNC/SEP 01/2004, this amortization was classified in the income statement of its subsidiaries as an Extraordinary Item, stated at the net value of the corresponding tax effects. The net amount recorded every quarter in the consolidated balance has been R$ 8,183.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

In the nine-month period ended September 30, 2004 , net liabilities changed as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE
Net actuarial liabilities at beginning of year	669,173	83,741	13,295	3,847
Expenses recognized in statement of operations	125,975	47,654	2,520	805
Sponsor's contributions	(70,144)	(15,429)	(1,403)	(427)
	725,004	**115,966**	**14,412**	**4,225**
Current	71,204	18,690	1,643	-
Long-term	653,800	97,276	12,769	4,225

In the Company’s consolidated balance, there are also under current liabilities and long term liabilities the amounts of R$ 14,864 and R$ 27,940, respectively, referring to other contributions to employee pension plans.

In the consolidated statement of operations, expenses on private pension plans arising from operating subsidiaries (CPFL Paulista, CPFL Piratininga and RGE) are classified as cost of operation under the caption “Employee Pension Plans”. Expenses incurred by CPFL Geração are recorded as general and administrative expenses.

18 – Taxes and Payroll Charges

As of September 30 and June 30, 2004, the balances are as follows:

	Consolidated			
	Current		Long-term	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
ICMS (State VAT)	225,996	212,702	-	-
PIS (tax on revenue)	8,176	6,014	-	875
COFINS (tax on revenue)	34,683	27,734	18,483	26,785
INSS (social security contribution)	3,506	3,232	-	-
FGTS (severance indemnity fund)	32	338	-	-
IRPJ (corporate income tax)	144,996	83,737	60,206	90,554
CSLL (social contribution tax)	56,080	32,776	21,673	32,600
Other	4,556	14,308	-	-
TOTAL	**478,025**	**380,841**	**100,362**	**150,814**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

19 - Reserve for Contingencies

	Consolidated					
	September 30, 2004			June 30, 2004		
	Reserve			Reserve		
	Charge for the quarter	Accumulated balance	Escrow deposits	Charge for the quarter	Accumulated balance	Escrow deposits
Labor						
Sundry	(93)	30,733	28,236	(182)	30,810	29,791
Civil						
Personal damages	-	20,657	4,180	-	20,657	4,180
Tariff increase	-	50,742	10,781	-	50,742	11,879
Purchased energy	19,132	28,270	16,058	21,719	59,253	55,442
Other	5,055	6,816	-	-	1,761	-
	24,187	**106,485**	**31,019**	**21,719**	**132,413**	**71,501**
Tax						
FINSOCIAL - Litigation	148	17,009	48,462	100	16,861	48,042
PIS/PASEP	249	10,753	-	270	10,483	-
COFINS - injuction	2,081	79,623	2,317	2,177	77,434	2,317
Income tax	4,830	4,830	4,085	-	-	-
Other	(2,198)	34,463	5,715	1,521	36,336	5,715
	5,110	146,678	60,579	4,068	141,114	56,074
TOTAL	**29,204**	**283,896**	**119,834**	**25,605**	**304,337**	**157,366**

Labor: Refer to filed labor lawsuits. In the consolidated, in accordance with the terms of the spin-off of Bandeirante, Piratininga is liable for obligations related to contingent risks of employees located in the respective regions it assumed, whereas obligations arising from lawsuits relating October 1, 2001, to the period prior to the spin-off date are assumed in the proportional percentage of the owners before the separation (56% for Bandeirante and 44% for Piratininga).

Personal injury: principally represent claims for indemnities, whose chances of loss are considered probable.

Tariff increase: The claims relating to these lawsuits were brought by industrial consumers alleging that certain tariff increases during a price freeze when Regulations No. 38 and 45/1986 imposed by the Brazilian government from March to November 1986 (the "Cruzado Economic Plan period") were illegal.

Energy purchased: as a result of the loss of several consumers, Paulista and Piratininga requested from ANEEL a reduction in the capacity demand determined in their initial supply contracts, which was partially granted by ANEEL through Resolution No. 552/ 2003. These energy suppliers filed a lawsuit since they do not agree with the reduction in volume of energy determined by ANEEL. The amounts relating to this reduction have been deposited in an escrow account.

Due to the devial of the injunction in the quarter, the opposing parties were authorized to draw part of the judicial deposits, which was written-off by subsidiaries CPFL Paulista

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

and CPFL Piratininga against the reserve for contingencies, in the amounts of R$ 21,025 and R$ 29,090, respectively.

FINSOCIAL: refers to a challenge in court of payment of FINSOCIAL (tax on revenue) for the period from June 1989 to October 1991. CPFL Paulista obtained injunctions for the nonpayment of these taxes, by making an escrow deposit. Escrow deposits are recorded under the caption "Escrow Deposits", in long-term assets, and are restated using the Daily Reference Rate (TRD) index.

COFINS and PIS: refers to a challenge in court regarding the inclusion of financial and nonoperating income in the calculation basis for PIS and COFINS (taxes on revenue). CPFL Paulista, CPFL Piratininga and DRAFT I obtained an injunction to pay these taxes in accordance with the previous legislation. Awaiting a final ruling on this matter, the Company and its subsidiaries have recorded a provision for the amounts in dispute.

Other: refers to other lawsuits and administrative proceedings before various courts arising from the ordinary course of business involving mainly tax matters relating to IR (Income Tax), INSS (Social Security), FGTS (Severance Pay Fund), and SAT (Labor Accident Insurance).

Possible Losses: The Company and its subsidiaries are also party to lawsuits for which a favorable outcome is classified as possible. In connection with these lawsuits, the Company's management, based on the advice of external counsel, believes that the Company has a solid defense.

However, there is not a consistent trend in decisions issued by Brazilian courts or any decisions from the Brazilian superior courts that would enable the Company to classify losses in respect of the related claims as either probable or remote. Claims relating to possible losses as of September 30, 2004 are as follows: (i) claims relating to several labor lawsuits amounting to approximately R$ 54,424 in the consolidated; (ii) claims relating to civil litigation, principally related to personal injury, in the amount of approximately R$ 39,809 in the consolidated; and (iii) claims relating to tax litigation, principally related to income tax and PIS and COFINS taxes, amounting to approximately R$ 31,470 in the consolidated.

Management's of CPFL Paulista, CPFL Piratininga and RGE, based on the opinion of their legal counsels, believe that there are no significant risks not covered by sufficient reserves in their financial statements and that could have a significant impact on their future results.

In the consolidated, the Company has registered court-ordered frozen bank accounts in the amount of R$ 22,283 basically related to labor lawsuits.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

20 – Other

In the consolidated, as of September 30 and June 30, 2004, "Other" in current liabilities is as follows:

	Consolidated	
	September 30, 2004	June 30, 2004
Consumers and Concessionaries	37,355	35,054
Advances	13,003	16,319
Interest on compulsory loans	8,115	2,994
Emergency capacity charges (ECE)	38,015	34,756
Energy purchase charges (EEE)	896	941
Other	19,787	19,292
TOTAL	**117,171**	**109,356**

As of September 30, 2004, the parent Company's "Long-term liabilities" balance refers to credit assignment agreements subject to exchange variation, with full maturity in October 2006. Through a swap mechanism, this operation was converted to local cost, corresponding to 111.4% of the variation of the CDI (Interbank Deposit Certificate). This "swap" operation totaled as of September 30, 2004, a loss of R$ 5.720. The gains and losses related to the swap operations carried out by the Company are recorded net, under the caption "Derivatives".

In the consolidated statements, as of September 30, 2004, "Long-term liabilities" include the amount of R$ 66,655 corresponding to the regulatory liability and PIS/COFINS payables to be financially compensated in the tariff adjustment to be made effective in October 23, 2005 at subsidiary CPFL Piratininga.

21 - Shareholders' Equity

All of the Company's shares are common shares, without par value, distributed as follows as of September 30 and June 30, 2004:

	Ownership interest			
	September 30, 2004		June 30, 2004	
Shareholders	Common shares	%	Common shares	%
VBC Energia S.A.	182,722,929	44.37%	1,827,229,375	44.37%
521 Participações S.A.	152,238,430	36.96%	1,522,384,377	36.96%
Bonaire Participações S.A.	62,823,909	15.25%	628,239,133	15.25%
BNDES Participações S.A.	14,084,507	3.42%	140,845,070	3.42%
Other (Board members)	21	0.00%	22	0.00%
Total	**411,869,796**	**100.00%**	**4,118,697,977**	**100.00%**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

21.1 – Reserve Stock Split

In the Extraordinary Shareholder's Meeting held on August 13, 2004, the shareholders of CPFL Energia approved a one-for-ten reverse stock split of the Company's outstanding shares without changing the original capital composition.

21.2 – Intermediary dividend

In order to comply with article 201 of Law No. 6404/1976 and paragraph 1, article 32 of the bylaws, the Company proposed the distribution of net income as of June 30, 2004 as dividends, in the amount of R$ 124,826, for shares existing as of that date, attributing the amount of R$ 30.3071506 per thousand shares. As of September 30, 2004, the shareholders were partially paid the amount of R$ 100,000.

21.3 – Capital Reduction and Absorption of Accumulated Deficit

In the Annual and Extraordinary Shareholders' Meeting held on April 30, 2004, the shareholders of CPFL Energia S.A. approved a capital reduction in the amount of R$ 1,543,612 with the absorption of accumulated deficit as of December 31, 2003, without changing the number of shares. Accordingly, subscribed and paid-up capital decreased from R$ 4,940,999 to R$ 3,397,387.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

22 – Operating Revenues

	Consolidated			
	2004		2003	
Consumers	**3rd Quarter**	**Nine Months**	**3rd Quarter**	**Nine Months**
Residential	784,262	2,299,475	683,851	1,980,955
Industrial	848,702	2,330,729	727,948	2,000,038
Commercial	394,267	1,156,591	328,217	966,523
Rural	71,659	196,049	62,442	159,304
Public administration	57,554	162,018	46,591	129,231
Public lighting	52,907	153,201	47,918	135,961
Public services	74,800	207,386	64,020	174,578
Billed	2,284,151	6,505,449	1,960,987	5,546,590
Unbilled (net)	3,006	3,020	(4,513)	21,895
Differential - 2003 Tariff Review	(117,142)	(77,898)	-	-
Realization of extraordinary tariff adjustment	(86,007)	(241,706)	(53,621)	(188,907)
Energy capacity charges	90,285	276,569	65,599	180,543
Electricity from independent suppliers (Note 3)	-	57,199	(20,181)	(20,789)
	2,174,293	6,522,633	1,948,271	5,539,332
Electricity sales to distributors				
Furnas	63,743	189,885	58,639	173,915
Other	12,429	41,158	11,969	17,610
	76,172	231,043	70,608	191,525
Income on electric network use	60,388	150,133	9,305	22,603
Other	49,064	92,655	54,158	93,139
TOTAL	**2,359,917**	**6,996,464**	**2,082,342**	**5,846,599**

	Consolidated			
	2004		2003	
Consumers - In GWh (*)	**3rd Quarter**	**Nine Months**	**3rd Quarter**	**Nine Months**
Residential	2,059	6,188	2,000	6,070
Industrial	4,625	13,192	4,271	12,453
Commercial	1,181	3,628	1,096	3,473
Rural	423	1,180	414	1,107
Public administration	187	551	163	503
Public lighting	270	801	267	782
Public services	346	1,017	341	999
TOTAL	**9,091**	**26,557**	**8,552**	**25,387**

	Consolidated	
Number of Consumers Active (*)	**September 30, 2004**	**September 30, 2003**
Residential	4,643,824	4,545,542
Industrial	81,480	80,168
Commercial	435,692	427,868
Rural	229,163	223,380
Public administration	35,111	34,153
Public lighting	1,978	2,584
Public services	5,333	5,239
TOTAL	**5,432,581**	**5,318,934**

(*) Not reviewed by Independent Auditors

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

23 - Deductions from Operating Revenues

	Consolidated			
	2004		**2003**	
Tax and Contributions	**3rd Quarter**	**Nine Months**	**3rd Quarter**	**Nine Months**
ICMS (state VAT)	(422,299)	(1,198,416)	(352,209)	(1,004,064)
PIS (tax on revenue)	(19,249)	(55,300)	(13,904)	(42,278)
COFINS (tax on revenue)	(85,236)	(238,976)	(60,638)	(174,855)
ISS (service tax)	(192)	(431)	(207)	(496)
Global reversion quota (RGR)	(10,733)	(33,896)	(8,572)	(35,259)
Other	(90,285)	(276,569)	(65,599)	(180,502)
TOTAL	**(627,994)**	**(1,803,588)**	**(501,129)**	**(1,437,454)**

24- Electricity Costs

	Consolidated			
	2004		**2003**	
Electricity purchased for resale	**3rd Quarter**	**Nine Months**	**3rd Quarter**	**Nine Months**
Itaipú Binacional	(237,369)	(718,299)	(237,332)	(751,892)
Furnas Centrais Elétricas S.A	(97,702)	(289,945)	(133,488)	(375,379)
CESP - Cia. Energética de São Paulo	(90,132)	(274,152)	(127,717)	(359,963)
Cia de Geração de Energia Elétrica do Tietê	(38,048)	(116,579)	(29,946)	(127,262)
Duke Energy Inter. Ger. Paranapanema S.A.	(52,909)	(158,111)	(59,648)	(165,930)
Tractebel Energia S.A.	(138,200)	(400,249)	(60,807)	(152,135)
EMAE - Empresa Metropolitana de Águas e Energia	(6,155)	(19,625)	(7,834)	(24,424)
Cia Estadual Energ. Eletr. - CEEE	(4,558)	(12,455)	(7,417)	(18,113)
AES Uruguaiana Ltda.	(16,498)	(54,147)	(14,819)	(51,529)
Petrobrás	(53,899)	(156,052)	-	-
Other	(95,360)	(194,495)	(88,273)	(128,098)
SUBTOTAL	**(830,830)**	**(2,394,109)**	**(767,281)**	**(2,154,725)**
Deferral related to parcel "A" variations - CVA	(34,678)	(73,717)	(48,665)	(82,438)
SOMA	**(865,508)**	**(2,467,826)**	**(815,946)**	**(2,237,163)**
Adjustments arising from Regulatory Instruction Nº 1	-	(67,536)	-	-
SUBTOTAL	**(865,508)**	**(2,535,362)**	**(815,946)**	**(2,237,163)**
Electricity network usage charges				
Basic network charges	(136,193)	(356,469)	(124,268)	(299,827)
Charges for transmission from Itaipú	(13,443)	(38,452)	(11,628)	(30,941)
Connection Charges	(22,385)	(59,581)	(12,077)	(33,790)
System service charges(ESS)	(3,720)	(9,255)	17,043	(31,015)
SUBTOTAL	**(175,741)**	**(463,757)**	**(130,930)**	**(395,573)**
Deferral related to parcel "A" variations	(37,197)	(60,217)	17,677	72,034
SUBTOTAL	**(212,938)**	**(523,974)**	**(113,253)**	**(323,539)**
TOTAL	**(1,078,446)**	**(3,059,336)**	**(929,199)**	**(2,560,702)**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Consolidated GW(h)			
	2004		2003	
Electricity purchased for resale (*)	**3rd Quarter**	**Nine Months**	**3rd Quarter**	**Nine Months**
Itaipú Binacional	2,594	7,752	2,666	7,911
Furnas Centrais Elétricas S.A	1,237	3,685	1,848	5,571
CESP - Cia. Energética de São Paulo	1,312	3,933	1,802	5,415
Cia de Geração de Energia Elétrica do Tietê	481	1,539	476	1,907
Duke Energy Inter. Ger. Paranapanema S.A.	643	2,030	699	2,464
Tractebel Energia S.A.	1,778	5,068	850	2,172
EMAE - Empresa Metropolitana de Águas e Energia	100	282	123	389
Cia Estadual Energ. Eletr. - CEEE	84	232	129	347
AES Uruguaiana Ltda.	151	554	155	554
Petrobrás	721	2,163	-	-
Other	1,369	3,206	1,559	2,819
TOTAL	**10,470**	**30,444**	**10,307**	**29,549**

(*) Not reviewed by Independent Auditors

25 – Operating Costs

	Consolidated			
	2004		2003	
Cost of Operation	**3rd Quarter**	**Nine Months**	**3rd Quarter**	**Nine Months**
Personnel	(48,326)	(146,592)	(44,844)	(136,427)
Employee pension plans	(50,371)	(137,278)	(73,480)	(175,098)
Materials	(8,742)	(25,456)	(2,922)	(12,015)
Outside services	(24,350)	(64,833)	(17,121)	(51,134)
Depreciation and amortization	(65,761)	(194,893)	(63,946)	(192,004)
Fuel usage quota (CCC)/Energy development account (CDE)	(116,947)	(334,665)	(85,905)	(247,358)
Other	(3,371)	(7,559)	(2,500)	(7,048)
TOTAL	**(317,868)**	**(911,276)**	**(290,718)**	**(821,084)**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

26 - Operating Expenses

	Consolidated			
	2004		**2003**	
Selling	**3rd Quarter**	**Nine Months**	**3rd Quarter**	**Nine Months**
Personnel	(7,705)	(22,859)	(6,444)	(17,671)
Materials	(1,006)	(2,130)	(434)	(1,169)
Outside services	(12,610)	(33,764)	(13,691)	(36,229)
Allowance for doubtful accounts	(27,817)	(52,003)	(13,883)	(30,043)
Depreciation and amortization	(1,059)	(2,880)	(882)	(2,625)
Collection tariffs and services	(9,009)	(26,915)	(8,815)	(24,629)
Other	(1,160)	(3,697)	(2,503)	(5,445)
	(60,366)	**(144,248)**	**(46,652)**	**(117,811)**
General and administrative				
Personnel	(16,204)	(51,531)	(12,608)	(43,727)
Employee pension plans	(3,326)	(4,707)	(2,860)	(4,875)
Materials	(725)	(2,218)	(683)	(6,775)
Outside services	(24,672)	(73,713)	(19,834)	(68,779)
Leasing and rent	(1,344)	(4,201)	(1,696)	(3,139)
Depreciation and amortization	(5,456)	(15,658)	(5,037)	(14,486)
Advertising	(866)	(2,630)	(1,357)	(3,626)
Legal and indemnity	(7,244)	(13,772)	(2,033)	(7,920)
Donation	(1,220)	(4,659)	(968)	(4,749)
PERCEE	(2,020)	(9,495)	(2,255)	(6,317)
Other	(3,818)	(17,052)	(5,241)	(13,381)
	(66,895)	**(199,636)**	**(54,572)**	**(177,774)**
Other				
Inspection fees	(3,738)	(9,429)	(2,946)	(6,781)
Energy efficiency research	(4,759)	(10,240)	(4,446)	(10,200)
	(8,497)	**(19,669)**	**(7,392)**	**(16,981)**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

27 – Financial Income (Expense)

	Consolidated			
	2004		**2003**	
INCOME	**3rd Quarter**	**Nine Months**	**3rd Quarter**	**Nine Months**
Income from temporary cash investments	21,340	49,438	1,046	5,174
Swap - Floating Rate Notes	-	-	-	82,954
Late payment charges	20,234	57,307	23,244	56,741
Interest on prepaid IRPJ and CSLL	1,535	3,409	5,094	13,676
Monetary variations	(16,924)	3,777	36,151	(30,401)
Negative goodwill amortization	-	-	321	962
CVA compensation	30,166	88,655	41,497	108,240
Reversal of restatement - hedge	7,901	7,901	-	-
Interest - extraordinary tariff adjustment	28,856	88,667	45,505	142,841
Interest on loan contract	903	2,708	-	-
Other	17,409	27,652	4,405	38,286
	111,420	329,514	157,263	418,473
EXPENSES				
Debt charges	(178,630)	(505,156)	(245,348)	(844,855)
Banking expenses	(15,318)	(43,679)	(11,066)	(31,693)
Monetary variations	(41,467)	(202,151)	(73,677)	(170,383)
Goodwill amortization	(14,760)	(44,278)	(41,018)	(123,054)
Amortization - exchange variation	(2,229)	(8,170)	(4,549)	(15,927)
Interest on intercompany loan	(297)	(966)	(5,431)	(5,431)
Other	(8,889)	(20,226)	(12,298)	(62,810)
	(261,590)	(824,626)	(393,387)	(1,254,153)
Interest on Capital	-	(3,180)	-	-
FINANCIAL EXPENSE, NET	**(150,170)**	**(498,292)**	**(236,124)**	**(835,680)**

28 – Nonoperating Income (Expense)

	Consolidated			
	2004		**2003**	
	3rd Quarter	**Nine Months**	**3rd Quarter**	**Nine Months**
INCOME				
Gain on sale of participation in subsidiaries	-	33	24,722	39,537
Gain on charges in participation in subsidiaries	11	11	101	232
Gain on disposal of permanent assets	793	3,007	2,970	6,636
Other	918	1,687	1,095	1,446
	1,723	**4,739**	**28,888**	**47,851**
EXPENSES				
Loss on charges in participation in subsidiaries	-	(352)	-	-
Loss on disposal of permanent assets	(2,768)	(8,524)	(1,944)	(6,961)
Loss on discontinued studies and projects	(2,374)	(3,930)	-	-
Other	(403)	(501)	(985)	(1,227)
	(5,545)	**(13,307)**	**(2,929)**	**(8,188)**
Total	**(3,822)**	**(8,568)**	**25,959**	**39,663**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

29 - Financial Instruments

CONSIDERATIONS ON RISKS

The Company's and subsidiaries' business principally includes the supply of energy to final consumers, as concessionaires of public services, whose activities and tariffs are regulated by ANEEL. The principal market risk factors that affect the Companies' business are as follows:

Exchange rate risk: This risk arises from the possibility that the subsidiaries may incur losses and cash restrictions due to exchange rate fluctuations, which would increase the balances of liabilities in foreign currency. In order to protect against that risk, the subsidiaries have contracted hedge/swap operations so that their debts are indexed to domestic index variations. These operations are recorded under the accrual basis of accounting and in conformity with the conditions of the instrument contracted.

- **Floating Rate Notes** The exposure related to the issuance of Floating Rate Notes was substantially covered by swap operations, which enabled the Company to exchange the risks associated with the operation (exchange variation + LIBOR + 2.95% per year) for a cost ranging from 93.65% to 94.75% of the CDI (interbank deposit rates). For swap contracts, so as not to impair the Company's credit limit with the intermediary bank, a reset clause was established, through which swap operations are fully settled when net positions, discounted to current value, exceed a certain percentage established by contract. This procedure may impact the Company's cash flows, by either generating or requiring funds for coverage of the swap positions upon the reset.

- **Purchase of energy from Itaipu:** The Company's subsidiaries are exposed to exchange variation risk on the purchase of electricity from Itaipu. The CVA mechanism protects the subsidiaries against possible losses, as mentioned in Notes 3 and 8.

- **IFC – International Finance Corporation:** Funding made through the IFC was covered through a "swap" operation, which enabled the Company to exchange the original funding risk (exchange variation + 6-month Libor + 5.25% per year) for the local cost of 111.4% of the CDI (Interbank Deposit Certificate).

Interest rate risk: This risk originates from the possibility that the Company and its subsidiaries may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans and financing obtained abroad. For loans in foreign currency, the subsidiaries have contracted derivative instruments to hedge against this risk (see swaps related to Floating Rate Notes, as discussed above), and for part of the loans in local currency, the subsidiaries have regulatory assets adjusted based on the Selic rate.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

Credit risk: The risk arises from the possibility that subsidiaries may incur losses due to the difficulty in receiving amounts billed to their customers. This risk is considered low by the Company and its subsidiaries in view of the dispersion in the number of customers and the policy of collection and supply cuts to delinquent customers.

Energy shortage risk: The energy sold by the subsidiaries is basically generated by hydroelectric power plants. A long period of rainfall shortage can reduce the volume of water in reservoirs of power plants, thus resulting in losses due to the increase in costs for purchasing energy or reduction of revenue with the adoption of a new rationing program, as occurred in 2001. Based on the current level of reservoirs, the National Electric System Operator (ONS) does not expect a new rationing program in the foreseeable future.

Risk of debt acceleration: The Company and its subsidiaries have loan, financing and debenture contracts that include covenants that are usually adopted for these operations, for compliance with economic and financial ratios, cash generation and other. These covenants were complied with and do not limit the capacity of conducting normal operations.

EVALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries have operating and financial policies and strategies aiming to obtain asset liquidity, security and profitability. Accordingly, they adopt procedures for controlling and following up on transactions and financial instrument balances in order to monitor risks and applicable rates in relation to those of the market.

As of September 30, 2004, the principal financial instruments for assets and liabilities of the Companies, as well as the criteria adopted for their valuation in the financial statements, are as follows:

Cash and Cash Equivalents: Comprise cash, banks, and temporary cash investments. The market value of these assets approximate the amounts reflected in the balance sheet.

Regulatory assets and liabilities: Basically composed of extraordinary tariff adjustment, electricity from independent suppliers, parcial "A", tariff adjustment differential and CVA. These credits and charges arise from the effects of the 2001 rationing plan and other amounts related to the deferral of costs and tariffs. These amounts are stated based on criteria defined by ANEEL, according to the characteristics described in Notes 3, 5 and 8.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

Loans and financing: Evaluated in compliance with the criteria contractually established, in accordance with the characteristics set forth in Note 15. As described above, as of September 30, 2004, the subsidiaries had swap instruments for loans denominated in foreign currency and subject to international interest rates. These instruments have the purpose of hedging operations, reducing risks from exchange variation and international interest rates, not being used for speculative purposes.

Debentures: Debentures issued by the Company and its subsidiaries are not traded in the market. They are evaluated in accordance with the criteria established upon issuance, based on the characteristics set forth in Note 15.

Investments in subsidiaries: the Company has investments carried under the equity method in subsidiaries whose shares are traded in the capital market. Management believes that the trading value of these shares does not represent the market value of the respective companies since the volume of market transactions of these companies is small.

The estimate of market value of the financial instruments of the Company was calculated based on discount models of future cash flows brought to current value, comparison with similar transactions contracted with dates near the Quarterly Information and comparisons with average market parameters. For transactions for which there were no similar in the market, especially those relative to the energy rationing program, the Company assumed that the market value was represented by the respective book value.

The book and fair values of the financial instruments (Company and consolidated) as of September 30, 2004, are as follows:

	Company		Consolidated	
	Book Value	**Fair Value**	**Book Value**	**Fair Value**
Loans and financing (Note 15)	222,300	328,493	3,185,926	3,239,608
Debentures (Note 15)	787,892	787,892	2,782,361	2,704,519
Derivative contracts	13,884	7,574	45,686	44,567
Securities	-	-	103,075	107,834
TOTAL	**1,024,076**	**1,123,959**	**6,117,048**	**6,096,528**

30 – Relevant Facts

a) Participation Agreement in the New Market

The **New Market** ("Novo Mercado") is a special listing segment of The Stock Exchange of the State of São Paulo – BOVESPA to negotiate shares issued by companies that voluntarily committed themselves to adopt "corporate governance practices" and disclosures that go beyond those required by law. On August 25, 2004, CPFL Energia signed the "Participation Agreement in the New Market" with BOVESPA.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

The inclusion of CPFL Energia in the **New Market** means also the adhesion to a set of corporate rules. These rules, which are consolidated in the Listing Regulation, expand the rights of the shareholders, improve the quality of information usually disclosed by the companies, and, since the decision upon the resolution of disputes is made by an Arbitration Chamber, they offer to investors the assurance of a more agile and specialized alternative.

BOVESPA instituted a Market Chamber of Arbitration, based on the provisions of Law No. 9,307/1996.

The purpose of the Market Chamber of Arbitration is to solve any possible disputes that may arise.

In this context, the creation of the Market Chamber of Arbitration provides an adequate forum for discussion of issues related to Corporate Law, companies By-laws, rules issued by the National Monetary Council, by the Brazilian Central Bank, by CVM (Brazilian SEC) and to the regulations of BOVESPA and other rules applicable to the operation of the securities market in general. Other issues that may be resolved by arbitration are those contained in the New Market Listing Regulation, Regulation of Differentiated Practices of Corporate Governance and in the corresponding Agreement.

By means of its own rules, the Market Chamber of Arbitration may provide to the participants of the referred segments, that is, BOVESPA, publicly owned companies, their controllers and administrators, members of the audit committee and their shareholders, an alternative for solution of disputes, with the advantage of being much more agile and economic, having less formalities, in addition to counting with arbiters specialized in the issues to be decided upon.

b) Methodology for calculating the differences in Low-Income Consumer's revenue

ANEEL submitted to a public hearing by July 30, 2004, through the exchange of documents and information, a proposed resolution to improve the methodology for calculating the difference in electric energy distributors' revenue, resulting from the application of new criteria for classification of residential consumers units as Low-Income Consumers, as provided for in Law No. 10,438/2002.

Accordingly, the amounts of the subsidy to electric energy distributors, which are approved by ANEEL, must be adjusted upon publication of the final text of the calculation methodology for the differences in revenue from low-income consumers.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

Management believes that the impact of the eventual rules modification related to low-income consumers and the final approval by ANEEL of the amounts to be recorded under this caption will not have material effects in the Company's financial position and statements of operations.

After the realization of public hearing, ANEEL is analyzing the proposals presented, in order to issue its final resolution.

c) Regulation under the New Industry Model Law

Sales of Electric Power and Granting of Concessions

On July 30, 2004, the Brazilian Government enacted Decree No. 5,163, which (i) regulates the trading of electric energy in the Free and Regulated Markets, and (ii) regulates the process of granting concessions and authorizations for electricity generation projects. The decree principally addresses the following:

- General rules for trading electric energy;

- Trading of electric energy in the Regulated Market (including rules on information and declarations regarding electric energy needs, auctions to purchase electric energy, electric energy purchase and sale agreements and the pass through of costs to final consumers);

- Trading of electric energy in the Free Market;

- Accouting for and clearing of electricity transactions in theMAE; and

- Concession grants.

Energy Industry Monitoring Committee – CMSE

On August 9, 2004, the Brazilian Government issued Decree No.5,175 creating the Energy Industry Monitoring Committee - CMSE, which shall be directed and coordinated by the MME and formed by representatives of ANEEL, of the National Oil Regulatory Agency (ANP), Energy Trading Chamber (CCEE), Energy Research Company (EPE) and National Operators of the Electric System (ONS). The main attributions of the CMSE shall be (i) follow-up on the activities of the energy sector, (ii) evaluate the supply and service conditions to the electric power market and (iii) prepare and propose preventive or corrective actions for maintenance or restoration of the safety in the supply and service to the electrical power market, sending these to the National Energy Policy Council (CNPE).

53

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

Energy Trading Chamber - CCEE

MAE shall be terminated and its activities and assets shall be absorbed by the new CCEE within ninety (90) days of the publication of Decree No. 5,177, as of August 12, 2004.

According to the decree mentioned, CCEE shall be organized as a private limited entity, regulated and inspected by ANEEL.

The purpose of CCEE is to enable the sale of electric power in the Interconnected National System, promoting, when authorized by ANEEL, auctions for the purchase and sale of electric power. The CCEE shall be responsible, among other things, for (i) registering all the energy purchase and sale agreements in the Regulated Market (CCEAR) and the agreements resulting from the auctions adjustment, as well as the volume of electricity contracted in the Free Market (ACL), and (ii) the accounting and settlement of short-term transactions.

The CCEE will be comprised of holders of concessions, permissions and authorizations in the electricity industry and free consumers. Its Board of Directors will be comprised of five members, four of which will be appointed by these agents and one by the MME, which will be its Chairman.

Energy Research Company – EPE

On August 16, 2004 through Decree No. 5,184, the Brazilian Government created the Energy Research Company – EPE and approved its Bylaws. EPE is a state-owned company, responsible for the conduction of studies and researches to help the planning activities of the energetic sector, including the electric power, oil, natural gas and its derivatives, mineral coal, renewable energetic sources, as well as on the area of energetic efficiency. The studies and researches developed by EPE will provide subsidies for the formulation, planning and the implementation of actions of the MME in the sphere of national energetic policy.

In view of the recent issuance of laws, its comprehensiveness and complexity, in addition to supplementary rules to be regulated by ANEEL, the Company is evaluating the impacts of the new regulation on its business.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

31 – Subsequent Events

a) Public Offering of Shares

On October 4, 2004, the Company concluded the Initial Public Offering, through the public distribution of 39,579,729 new common shares, without par value, denominated "Primary Distribution", and simultaneous distribution of 7,915,950 common shares owned by the Selling Shareholders, denominated "Secondary Distribution", both at the unit price of R$ 17,22, totaling R$ 817,875, From this total, the amount of R$ 681,563 was paid up as capital stock of CPFL Energia.

This offer was made in the national and international market; the shares of the Brazilian Offer were listed at Bovespa, and those of the International Offer, in the form of ADS (each ADS corresponds to three (3) common shares), were listed in the NYSE (*"New York Stock Exchange"*). Therefore the Company must now comply with both the requirements of CVM (Brazilian SEC) and those of the Securities and Exchange Commission (SEC).

Current Capital Stock Structure

According to the Extraordinary Shareholders' Meeting held on August 13, 2004, the capital stock amounts to R$ 3,397,386 composed of 411,869,796 common shares.

After the conclusion of the Initial Public Offering the capital stock shall amount to R$ 4,078,949 composed of 451,449,525 common shares.

The table below shows the number of Common Shares held by the shareholders of the Company as of September 30, 2004, and after conclusion of the Initial Public Offering on October 4, 2004:

Shareholders	Common shares as of September 30, 2004		Common shares after Public Offering	
	Shares	%	Shares	%
VBC Energia S.A.	182,722,929	44.37%	179,135,420	39.68%
521 Participações S.A.	152,238,430	36.96%	149,230,369	33.06%
Bonaire Participações S.A.	62,823,909	15.25%	61,503,529	13.62%
BNDES Participações S.A.	14,084,507	3.42%	14,084,507	3.12%
Other (Board members)	21	-	21	-
Free float	-	-	47,495,679	10.52%
Total	**411,869,796**	**100.00%**	**451,449,525**	**100.00%**

(A free translation of the original in Portuguese)

Brazilian Corporation Law
September 30, 2004

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

Expenses Related to the Offer

An underwriting commission of 4% is owed by the Company, on the value of the capital stock increase obtained with this initial public offering. All other expenses related to the offer are in final process of calculation by the Company. During the last quarter of this fiscal period, the Company will segregate these values, which will be recorded as deferred assets and expenses, considering the value of the capital stock increase that will be applied to the generation projects in progress and other investments, and the amount of resources that will be allocated as working capital.

Corporate Approval

The authorization for increasing the capital stock of the Company and to carry out the Primary Distribution, as well as the resolution on the number of common shares to be issued were approved in the Meeting of the Board of Directors of the Company held on September 2, 2004.

The capital increase and corresponding decision on the Shares issue price were approved in the Meeting of the Board of Directors of the Company held on September 28, 2004.

International Finance Corporation Covenants

The loan obtained by the Company from the IFC is subject to certain restrictions, one of which refers to the realization of a "Qualified" Initial Public Offering, which was not complied with by the Company. In a letter received on October 28, 2004, the IFC states the non-exercise of the "Prepayment right of the debt", mentioned in Item 3.06(b) of the "Investment Agreement" executed between the parties on June 25, 2003, for exercise as from November 1st, 2004.

Supplementary Issuance of Shares

As foreseen in the Distribution Agreement ("International Purchase Agreement"), the Leader Coordinator was granted an option for acquisition of a supplementary lot of Shares, limited to fifteen percent (15%) of the total number of shares initially offered in the context of the International Offer. On October 28, 2004, Merrill Lynch, Pierce, Fenner & Smith Incorporated exercised their option for acquisition of 59,748 ADS, represented by 179,244 common shares. Thus, the Company will issue the common shares mentioned, at the same price and under the same conditions of the ADS initially offered, in order to increase the capital stock of the Company by R$ 3,087.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) Redemption of Debentures / Payment of Loans

On October 1, 2004, the Company fully redeemed the 72,199 debentures issued on April 1, 2003, totaling R$ 788,449 and, on October 4, 2004 it also paid in full the loan taken on May 21,2004 from Banco Itaú / BBA totaling R$ 106,366. As of September 30, 2004 the total of these debts represented approximately 88% of the total indebtedness of the Company, in the amount of R$ 1,010,192.

c) Transfer of Share Ownership among Shareholders

In the notice to the market published on October 21, 2004, the Company and the shareholder VBC Energia S.A., informed the transfer of 8,920,744 common shares issued by the Company and owned by shareholder VBC Energia, to shareholder BNDESPAR Participações S.A., representing 1.98% of the capital stock of CPFL Energia. The share ownership of VBC Energia and BNDESPAR are now 37.70% and 5.10%, respectively.

d) Periodical Tariff Revision for 2003 in CPFL Piratininga

The Regulatory Agency ANEEL, through Resolution No. 245 of October 18, 2004, approved the provisional result of the first periodical revision presented in Resolution No. 565, of October 22, 2003, arbitrating a provisional remuneration base, and changed the percentage of tariff adjustment applied by CPFL Piratininga from 18.08%, to 10.51%.

The estimated difference of income, between the tariff reposition of 14.68% applied on October 23, 2003, and the tariff reposition of 10.51%, in the amount of R$ 64,100 should be financially compensated by recalculating the final tariff adjustment to be made on October 23, 2005.

e) Tariff Adjustment for 2004 in CPFL Piratininga

The Regulatory Agency ANEEL, through Resolution No. 246 of October 18, 2004, approved the adjustment of tariffs for the supply of electric power by CPFL Piratininga by 14.00%, of which 10.51% related to the annual tariff adjustment and 3.49% related to tariff financial components, external to the annual adjustment. This adjustment shall be effective for the period of October 23, 2004 to October 22, 2005.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
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TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

f) Incorporation of Draft I Participações S.A.

In view of the publication on October 18, 2004, of ANEEL Resolution No. 245, (refer to letter "d" above) that entailed changes in the accounting balances of September 30, 2004, which reflected on corporate documents previously disclosed, the Company issued a Notice to Shareholders in October 28, 2004 canceling the General Meeting of the Shareholders called for October 29, 2004, to decide upon the incorporation of Draft I Participações S.A. by CPFL Piratininga; the meeting will be reconvened later, during the month of November 2004.

g) RGE

In the Extraordinary General Meeting held on October 4, 2004, the shareholders of subsidiary RGE approved the following resolutions:

- Compliance by the Company with all conditions stipulated in Resolution No. 166, of July 13, 2004, issued by ANEEL, published in the Official Gazette on July 14, 2004; this Resolution homologates the incorporation implemented by the Company, relative to the assets and liabilities of the company DOC 3 Participações S.A., carried out on July 13, 1998, authorizing the Management of the Company to take all the necessary actions to effective by follow-up on and comply with the Resolution;

- Execution of an Amendment to the Concession Contract No. 13/1997 to incorporate the requirements of the Resolution mentioned above, with stipulation of the penalties applicable in case of noncompliance, in a percentage of up to 2% of the Company sales;

- Adjustment of the amortization curve of the balance of the goodwill approved by the Extraordinary General Meeting held on June 28, of 2004, for the amortization curve shown in Annex I to the Resolution No. 166;

- Modification of the characteristics of the preferred shares issued by the Company, replacing the provision of the bylaws regarding the redemption and payment of fixed dividends, for the receipt of ordinary 10% dividends higher than those assigned to the common shares, conditioned to the existence of profits to be distributed under the terms of the legislation in force, and priority in capital reimbursement in case of liquidation;

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Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

- Capitalization of the balance of the fixed dividends declared and unpaid, deducted from the positive balance of the cash flow assessed as detailed in item 3 of the table below:

Item	R$
1. Balance of fixed dividends declared and unpaid	211,301
2. Positive balance of the financial cash flow assessed according to ANEEL Resolution	(69,587)
3. Reversal of part of the dividends declared and unpaid to the Company's Capital Reserve Account	141,714

Financial cash flow according to Resolution No. 166:

Annually prepare the incorporation cash flow, until the total amortization of the Trade Finance debt, in order to guarantee neutrality of the incorporation, observing the following procedures:

i. Compute as "inflows" the effective benefits of Income Tax and Social Contribution (IRPJ and CSLL), resulting from goodwill amortization and interest on the incorporation-originated debt, as well as the profits that were not distributed to the controlling shareholders, in the form of Interest on Shareholders Equity or dividends;

ii. Compute as "outflows" the disbursement for amortization of the principal and charges of the debt assumed as a result of the incorporation, as well as the fixed dividends, the redemption of the preferred shares and the increase in the capital stock of Sul Geradora Participações S.A.;

iii. Remunerate the balances of the "inflow" and "outflow" values based on the rate foreseen for adjustment of the incorporated debt (105% of the CDI).

In case of assessment of negative cash flow, the controlling shareholders of the Company must raise funds in an equivalent value within 60 days after the date of the General Ordinary Meeting (AGO), maintaining the same share ownership of the minority shareholders. The controlling shareholders may retain the dividends to which they are entitled for fund-raising purposes. In case of assessment of a positive balance, this shall be used for compensation purposes in the future. The cash flow accumulated as of December 31, 2003, was positive, amounting to R$ 69,587.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

- Absorption of the total losses accumulated in the amount of R$ 222,339 , as of December 31, 2003, by using part of the funds of the Capital Reserve account, in an amount equal to the losses;

- Additionally, the shareholders committed themselves to the following specific obligations: (i) supply funds for the Company if necessary, under the conditions and dates established in the Resolution and in the First Amendment to the Concession Contract, in an amount proportional to their respective share ownership in the Company capital stock; each shareholder will be accountable before the other shareholder and before the company in case of supply of funds less than the shareholder's proportional share; (ii) observe the rights of the minority interest shareholders, when funding is made as foreseen above; and (iii) maintain the counter-guarantees mentioned in item IV of article first of the Resolution, directly or indirectly, until the total settlement of the Trade Finance transaction mentioned therein, in proportion to their respective share ownership in the Company capital stock. In compliance with this item, the controlling companies of the Company, CPFL Energia S.A. and Ipê Energia Ltda., signed a Counter-Guarantee Agreement on October 6, 2004, whereby they become the final guarantors of any and all obligations in respect to the Trade Finance transaction. The guarantee was offered in proportion to the respective share ownership of the controlling companies in the Company's capital stock.

The CVM-Comissão de Valores Mobiliários (Brazilian SEC) through official letter CVM/SEP/GEA-1 No.197, dated May 24, 2004, sent to ANEEL, granted its agreement to the terms presented as minute of the Resolution of the Regulatory Agency ANEEL published under No. 166 on July 13, 2004.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

32 – Statement of Cash Flows

	Company		Consolidated	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	**118,835**	**(389,918)**	**118,835**	**(389,918)**
Minority interest	-	-	8,336	(8,050)
Items not affecting cash				
- Extraordinary tariff adjustment - monetary variation	-	-	(76,218)	(199,823)
- Depreciation and amortization	-	-	271,983	482,745
- Provision for contingencies	-	-	26,078	7,042
- Amortization of goodwill	55	(912)	44,278	122,092
- Interest and monetary restatement	(1,301)	-	85,029	(83,685)
- Interest of loan long term liabilities	-	-	11,113	6,436
- Employee pension plan	-	-	89,551	130,651
- Equity in subsidiaries	(224,588)	128,569	-	-
- Gain/Loss on changes in participations in subsidiaries	204	-	308	(39,769)
- Disposal of permanent assets	-	-	5,517	325
- Deferred taxes	-	-	(56,464)	(29,726)
- Other	-	-	(45)	5,997
- Adjusted net income (loss)	**(106,795)**	**(262,261)**	**528,302**	**4,318**
Decrease (increase) in operating assets				
- Consumers and resellers	-	-	79,521	299,317
- Other receivables	-	-	26,919	19,865
- Derivative contracts	-		6,045	217,625
- Related parties	(103)	(732)	-	-
- Recoverable taxes	(6,356)	(2,744)	(36,355)	15,906
- Dividends received	250,582	-	-	-
- Inventories	-	-	178	190
- Deferred cost variations	-	-	(28,848)	(168,810)
- Deferred charges	8,135	-	126	(16,917)
- Escrow deposits	-	-	(22,137)	3,922
- Other	580	3,065	10,267	(4,187)
	252,838	**(411)**	**35,715**	**366,911**

Continuation

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

Continued

Increase (decrease) in operating liabilities				
- Suppliers	(28)	57	73,635	7,311
- Taxes and payroll charges	(216)	184	53,169	74,615
- Payroll	-	-	132	(2,855)
- Related parties	58	-	-	-
- Deferred cost variations	-	-	8,558	134,126
- Employee pension plans	-	-	4,818	1,629
- Debt charges	(63,856)	118,974	(37,265)	139,084
- Derivative contracts	13,884		22,477	84,516
- Interest loans and financing	-	-	111,834	29,067
- Regulatory charges	-	-	32,431	(33,006)
- Other	10	4	10,230	20,639
	(50,148)	**119,219**	**280,019**	**455,126**
CASH FLOWS FROM OPERATING ACTIVITIES	**95,895**	**(143,453)**	**844,036**	**826,354**
CASH FLOWS FROM INVESTING ACTIVITIES				
- Additions to property, plant and equipment	-	-	(444,692)	(344,986)
- Special obligations	-	-	35,964	32,466
- Additions to deferred charges	-	-	(1,742)	(3,724)
- Advance for future capital increase	-	222,164	-	6,870
- Sale of permanent assets	-	-	7,094	230,397
- Financial investments	12,120	-	(97,000)	87,021
	12,120	**222,164**	**(500,376)**	**8,044**
CASH FLOWS FROM FINANCING ACTIVITIES				
- Financing and debentures	318,716	900,000	1,432,128	2,025,464
- Amortization of principal and payment of charges on loans, financing and debentures	-	(1,707,621)	(1,091,449)	(3,698,447)
- Dividends paid	(100,000)	-	(110,106)	(986)
- Deferred charges	(1,084)	(11,625)	(1,084)	(11,625)
- Advance for future increase in capital	-	800,000	-	800,000
- Loan transactions with related parties	164,556	(59,572)	-	19,125
	382,188	**(78,818)**	**229,489**	**(866,469)**
DECREASE IN CASH FOR DISPOSAL	**-**	**-**	**-**	**(1,138)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**490,203**	**(107)**	**573,148**	**(33,209)**
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**81,338**	**162**	**374,612**	**176,689**
CASH AND CASH EQUIVALENTS - END OF PERIOD	**571,541**	**55**	**947,760**	**143,479**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

05.01 COMMENTS ON PERFORMANCE OF THE QUARTER

CPFL Energia, as a non-operating holding company, does not have its own cash generation. Therefore, to manage its investments, it depends directly on the results of the operations of its subsidiaries, on its shareholder's funds and those obtained in the financial market.

There was an improvement in the results of the quarter, when compared to the same period in the previous year, mainly due to the better financial results and in those of the companies in which it holds a share interest, as follows:

Interest Expense

The net interest expense in the third quarter of 2004, when compared to the same period in 2003, presents a positive variation in the amount of R$ 38,687, composed as follows:

	2004		2003	
Financial Income	3rd Quarter	Nine Months	3rd Quarter	Nine Months
Income from Cash Investments	17,158	30,312	-	-
Income from Loan Agreements	2,797	9,288	3,601	5,442
Adjustment for Inflation	1,617	2,356	739	1,827
Other	1,351	969	191	745
Total	22,923	42,925	4,531	8,014
Financial Expenses				
Charges on Debts	(42,537)	(119,013)	(61,393)	(247,888)
Adjustment for Inflation	3,129	(5,694)	-	(135)
Other	(1,943)	(6,106)	(252)	(7,906)
Total	(41,351)	(130,813)	(61,645)	(255,929)
Interest on Shareholders' Equity	-	52,110	-	-
Financial Expenses, net	**(18,428)**	**(35,778)**	**(57,114)**	**(247,915)**

The income from cash investments in the third quarter of 2004, in the amount of R$ 17,158, was mostly due to the cash available in 2004 as a result of the capitalization in October of 2003 and the incoming resources from dividends and interest on shareholder's equity received in the quarter.

The reduction of 44.54% in the charges on debts in the 3rd quarter of 2004, is due to the smaller variation of the main index applied to the Company's debts (CDI).

(A free translation of the original in Portuguese)

Brazilian Corporation Law
September 30, 2004

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

05.01 COMMENTS ON PERFORMANCE OF THE QUARTER

Income from Share Interest:

The income from share interest is related to the performance of the subsidiary companies as shown below:

	Balances in:			
Subsidiaries	**2004**		**2003**	
	3rd Quarter	**Nine Months**	**3rd Quarter**	**Nine Months**
CPFL Paulista	(19,503)	98,097	(33,996)	(170,855)
CPFL Geração	13,746	50,468	21,611	(2,630)
CPFL Brasil	24,761	76,023	9,712	44,916
	19,004	224,588	(2,673)	(128,569)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	**02.429.144/0001-93**

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 09/30/2004	4 - 06/30/2004
1	Total assets	12,907,099	12,435,611
1.01	Current assets	3,328,772	2,896,421
1.01.01	Cash and cash equivalents	947,760	591,169
1.01.02	Credits	2,274,591	2,189,745
1.01.02.01	Consumers, concessionaries and permittees	1,543,434	1,523,233
1.01.02.02	Related parties	0	0
1.01.02.03	Other receivables	67,289	68,551
1.01.02.04	Securities	0	0
1.01.02.05	Recoverable taxes	243,362	170,766
1.01.02.06	Derivative contracts	0	1,830
1.01.02.07	Allowance for doubtful accounts	(48,808)	(33,002)
1.01.02.08	Deferred cost variations	458,899	447,762
1.01.02.09	Prepaid expenses	10,415	10,605
1.01.03	Inventories	7,752	7,388
1.01.04	Other	98,669	105,119
1.02	Long-term assets	2,171,024	2,185,536
1.02.01	Other Credits	2,071,517	2,088,722
1.02.01.01	Consumers, concessionaries and permittees	697,981	747,136
1.02.01.02	Other receivables	132,038	159,400
1.02.01.03	Escrow deposits	119,834	157,366
1.02.01.04	Securities	103,925	850
1.02.01.05	Recoverable taxes	49,598	24,255
1.02.01.06	Derivative contracts	0	3,308
1.02.01.07	Deferred tax credits	362,329	356,062
1.02.01.08	Advance for future capital increase	0	0
1.02.01.09	Deferred cost variations	603,409	637,447
1.02.01.10	Prepaid expenses	2,403	2,898
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	99,507	96,814
1.03	Permanent assets	7,407,303	7,356,654
1.03.01	Investments	1,968,795	1,987,664
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	1,140,966	1,155,726
1.03.01.02.01	Subsidiaries	0	0
1.03.01.02.02	Goodwill or negative goodwill	1,140,966	1,155,726
1.03.01.03	Other investments	827,829	831,938
1.03.01.03.01	Leased assets	797,573	801,682
1.03.01.03.02	Other	30,256	30,256
1.03.02	Property, plant and equipment	5,366,583	5,286,860
1.03.03	Deferred charges	71,925	82,130

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	**02.429.144/001-93**

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 09/30/2004	4 - 06/30/2004
2	Total liabilities and shareholders' equity	12,907,099	12,435,611
2.01	Current liabilities	3,056,158	2,917,099
2.01.01	Loans and financing	996,316	1,028,406
2.01.01.01	Debt charges	94,819	86,802
2.01.01.02	Loans and financing	901,497	941,604
2.01.02	Debentures	388,008	296,269
2.01.02.01	Debenture charges	136,377	45,531
2.01.02.02	Debentures	251,631	250,738
2.01.03	Suppliers	663,436	600,523
2.01.04	Taxes and payroll charges	478,025	380,841
2.01.05	Dividends and interest on capital	32,585	140,667
2.01.06	Accrued liabilities	0	449
2.01.06.01	Reserve for contingences	0	449
2.01.07	Related parties	0	0
2.01.08	Other	497,788	469,944
2.01.08.01	Payroll	3,157	3,283
2.01.08.02	Derivative contracts	25,577	576
2.01.08.03	Employee pension plans	106,401	100,491
2.01.08.04	Regulatory charges	67,851	61,594
2.01.08.05	Profit sharing	4,027	7,997
2.01.08.06	Related parties	0	17,669
2.01.08.07	Accrued liabilities	35,555	29,343
2.01.08.08	Deferred cost variations	138,049	139,635
2.01.08.09	Other	117,171	109,356
2.02	Long-term liabilities	6,268,161	5,928,122
2.02.01	Loans and financing	2,189,610	2,269,077
2.02.02	Debentures	2,394,353	2,066,822
2.02.03	Accrued liabilities	283,896	304,337
2.02.03.01	Reserve for contingencies	283,896	304,337
2.02.04	Related parties	0	0
2.02.05	Other	1,400,302	1,287,886
2.02.05.01	Suppliers	233,105	290,033
2.02.05.02	Derivative contracts	20,109	2,712
2.02.05.03	Employee pension plans	796,010	751,054
2.02.05.04	Taxes and payroll charges	100,362	150,814
2.02.05.05	Deferred cost variations	58,320	69,118
2.02.05.06	Other	192,396	24,155
2.03	Deferred income	0	0
2.04	Minority interest	191,384	193,003
2.05	Shareholders' equity	3,391,396	3,397,387
2.05.01	Paid-in capital	3,397,387	3,397,387
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Reserve for contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Accumulated defict	(5,991)	0

Brazilian Corporation Law
September 30, 2004

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2004 to 09/30/2004	4 - 01/01/2004 to 09/30/2004	5 - 07/01/2003 to 09/30/2003	6 - 01/01/2003 to 09/30/2003
3.01	0perating revenue	2,359,917	6,996,464	2,082,342	5,846,599
3.02	Deductions	(627,994)	(1,803,588)	(501,129)	(1,437,454)
3.03	Net sales and/or services	1,731,923	5,192,876	1,581,213	4,409,145
3.04	Cost of sales and/or services	(1,396,314)	(3,970,612)	(1,219,917)	(3,381,786)
3.04.01	Electricity utility service costs	(1,078,446)	(3,059,336)	(929,199)	(2,560,702)
3.04.02	Operating costs	(317,868)	(911,276)	(290,718)	(821,084)
3.05	Gross profit	335,609	1,222,264	361,296	1,027,359
3.06	Operating expenses/income	(305,445)	(920,397)	(435,951)	(1,421,876)
3.06.01	Selling	(60,366)	(144,248)	(46,652)	(117,811)
3.06.02	General and administrative	(66,895)	(199,636)	(54,572)	(177,774)
3.06.03	Financial	(150,170)	(495,112)	(236,124)	(835,680)
3.06.03.01	Financial income	111,420	329,514	157,263	418,473
3.06.03.02	Financial expenses	(261,590)	(824,626)	(393,387)	(1,254,153)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(28,014)	(81,401)	(98,603)	(290,611)
3.06.05.01	Other operating expenses	(8,497)	(19,669)	(7,392)	(16,981)
3.06.05.02	Amortization of goodwill from merger	(19,517)	(58,552)	(91,211)	(273,630)
3.06.05.03	Interest on capital	0	(3,180)	0	0
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operating	30,164	301,867	(74,655)	(394,517)
3.08	Nonoperating income (expense)	(3,822)	(8,568)	25,959	39,663
3.08.01	Income	1,723	4,739	28,888	47,851
3.08.02	Expenses	(5,545)	(13,307)	(2,929)	(8,188)
3.09	Income before taxes on income and minority interest	26,342	293,299	(48,696)	(354,854)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.01 - CONSOLIDATED INCOME STATEMENT (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2004 to 09/30/2004	4 - 01/01/2004 to 09/30/2004	5 - 07/01/2003 to 09/30/2003	6 - 01/01/2003 to 09/30/2003
3.10	Income tax and social contribution	(73,450)	(201,375)	968	(48,443)
3.10.01	Social contribution tax	(19,123)	(54,008)	5,370	(7,703)
3.10.02	Income tax	(54,327)	(147,367)	(4,402)	(40,740)
3.11	Deferred income tax	47,633	56,464	(7,478)	29,726
3.11.01	Deferred Social contribution tax	12,466	16,128	(4,589)	6,939
3.11.02	Deferred Income tax	35,167	40,336	(2,889)	22,787
3.12	Statutory profit sharing/contributions	(8,133)	(24,397)	(8,132)	(24,397)
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	(8,133)	(24,397)	(8,132)	(24,397)
3.12.02.01	Extraordinary item	(8,133)	(24,397)	(8,132)	(24,397)
3.13	Reversal of interest on own capital	0	3,180	0	0
3.14	Minority interest	1,617	(8,336)	302	8,050
3.15	Net income (loss) for the period	(5,991)	118,835	(63,036)	(389,918)
	SHARES OUTSTANDING EXCLUDING TREASURY STOCK (in thousands)	411,869,796	411,869,796	3,390,998,447	3,390,998,447
	EARNINGS PER SHARE		0.28853		
	LOSS PER SHARE	(0.01455)		(0.01859)	(0.11499)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

(Nonfinancial data not reviewed by the independent auditors)

The consolidated result of CPFL Energia derives from the operations of distribution, generation and sales of electric power of its subsidiaries CPFL Paulista, CPFL Geração and CPFL Brasil, respectively. Following is an analysis of the results for the nine months and quarters ended on September 30, 2004 and 2003.

ANALYSIS OF THE RESULTS

CPFL Energia S.A.
Statements of Operations for the Nine-Month Periods Ended September 30,2004 and 2003
(In thousand of Brazilian reais - R$, except for per share data)

	Consolidated					
	2004		2003		Variance %	
	3rd Quarter	Nine Months	3rd Quarter	Nine Months	3rd Quarter	Nine Months
OPERATING REVENUES	2,359,917	6,996,464	2,082,342	5,846,599	13.33	19.67
DEDUCTIONS FROM OPERATING REVENUES	(627,994)	(1,803,588)	(501,129)	(1,437,454)	25.32	25.47
NET OPERATING REVENUES	1,731,923	5,192,876	1,581,213	4,409,145	9.53	17.78
ELETRICITY UTILITY SERVICE COSTS	(1,078,446)	(3,059,336)	(929,199)	(2,560,702)	16.06	19.47
Electricity purchased for resale	(865,508)	(2,535,362)	(815,946)	(2,237,163)	6.07	13.33
Electricity network usage charges	(212,938)	(523,974)	(113,253)	(323,539)	88.02	61.95
GROSS PROFIT	653,477	2,133,540	652,014	1,848,443	0.22	15.42
CONTRIBUTION MARGIN	37.73	41.09	41.24	41.92	(8.50)	(2.00)
OPERATING COST/EXPENSES	(473,143)	(1,333,381)	(490,545)	(1,407,280)	(3.55)	(5.25)
Personnel	(72,235)	(220,982)	(63,896)	(197,825)	13.05	11.71
Employee pension plans	(53,697)	(141,985)	(76,340)	(179,973)	(29.66)	(21.11)
Materials	(10,473)	(29,804)	(4,039)	(19,959)	159.30	49.33
Outside services	(61,632)	(172,310)	(50,646)	(156,142)	21.69	10.35
Depreciation and amortization	(86,337)	(256,325)	(156,039)	(468,259)	(44.67)	(45.26)
Fuel usage quota - CCC/CDE	(116,947)	(334,665)	(85,905)	(247,358)	36.14	35.30
Other	(71,822)	(177,310)	(53,680)	(137,764)	33.80	28.71
INCOME (LOSS) FROM ELECTRIC UTILITY SERVICE	180,334	800,159	161,469	441,163	11.68	81.37
NET FINANCIAL INCOME (EXPENSE)	(150,170)	(498,292)	(236,124)	(835,680)	(36.40)	(40.37)
Income	111,420	329,514	157,263	418,473	(29.15)	(21.26)
Expense	(261,590)	(824,626)	(393,387)	(1,254,153)	(33.50)	(34.25)
Interest on capital	-	(3,180)	-	-	-	(100.00)
INCOME (LOSS) FROM OPERATING	30,164	301,867	(74,655)	(394,517)	140.40	176.52
NONOPERATING INCOME (EXPENSE)	(3,822)	(8,568)	25,959	39,663	(114.72)	(121.60)
Income	1,723	4,739	28,888	47,851	(94.04)	(90.10)
Expense	(5,545)	(13,307)	(2,929)	(8,188)	89.31	62.52
INCOME (LOSS) BEFORE TAXES ON INCOME	26,342	293,299	(48,696)	(354,854)	154.09	182.65
Social contribution tax	(6,657)	(37,880)	781	(764)	(952.37)	4,858.12
Income tax	(19,160)	(107,031)	(7,291)	(17,953)	162.79	496.17
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	525	148,388	(55,206)	(373,571)	100.95	139.72
Extraordinary item, net of tax effects	(8,133)	(24,397)	(8,132)	(24,397)	-	-
INCOME (LOSS) BEFORE MINORITY INTEREST	(7,608)	123,991	(63,338)	(397,968)	87.99	131.16
Minority interest	1,617	(8,336)	302	8,050	435.43	(203.55)
INCOME (LOSS) BEFORE REVERSAL OF INTEREST ON CAPITAL	(5,991)	115,655	(63,036)	(389,918)	90.50	129.66
Reversal of interest on capital	-	3,180	-	-	-	-
NET INCOME (LOSS)	(5,991)	118,835	(63,036)	(389,918)	90.50	130.48

70

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

Operating Revenues

The operating revenues in the third quarter of 2004, in the amount of R$ 2,359,917 (R$ 2,082,342 in the same period of the previous year) shows an increase of 13.33%. In the accumulated this variation was 19.67% when compared with the income of R$ 6,996,464 on September 30, 2004 (R$ 5,846,599 on September 30, 2003).

The facts that caused the variation in the quarter were mainly the tariff adjustments occurred in April 2004 for subsidiaries CPFL Paulista and RGE and compensated by the adjustments in the quarter related to the change in the tariff revision of October 2003 of the subsidiary CPFL Piratininga.

For CPFL Paulista, the tariff adjustment established was 13.6%, plus an additional percentage of 1.3% referring to the adjustment of the tariff applied in 2003. A similar fact occurred with RGE for which, in addition to the tariff adjustment of 14.4% for the period, an additional percentage of 0.47% was established. For CPFL Paulista the establishment of the adjustments were provisional and are still pending homologation by the regulatory agency ANEEL.

In October 2003, through Resolution No. 565, ANEEL stipulated that the tariff adjustment for CPFL Piratininga would be 18.08%. In order to keep the principle of reasonable prices for tariffs and the economical balance of the concession agreement, the increase authorized for tariffs was 14.68%. The difference between these percentages was being provisioned since 2003, according to instructions of ANEEL Circular Letter nr. SFF-267/2004, and its recovery was foreseen for the next three annual tariff adjustments. However on October 18, 2004, through Resolution nr. 245, ANEEL provisionally reduced the referenced tariff adjustment from 18.08% to 10.51%. The difference of revenue caused by the reduction of the tariff reposition, from 14.68% to 10.51%, will be financially compensated in the tariff adjustment to be made in October 2005.

Therefore, in this third quarter, CPFL Piratininga made adjustments to reflect the new percentage defined. The effects of these adjustments were: (i) the reversal of the regulatory assets arising from the increase from 14.68% to 18.08% accounted under consumers caption in the amount of R$ 74,765, (ii) constitution of provision related to the reduction from 14.68% to 10.51% in the amount of R$ 64,100, and (iii) tax effects of these adjustments in the amount of R$ 56,537, totaling a net negative effect in the consolidated results in the amount of R$ 82,328. These amounts consider the effects of the application of tariffs defined in October 2003 by ANEEL until September 30, 2004. However, for accounting purposes, as shown in the Note No. 3 to the Interim Financial Statements, the income of 2004 is canceled in the same period so that the accounting

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

adjustments processed before tax effects were R$ 117,142 and R$ 77,898, in the quarter and in the nine month period ended September 30, 2004, respectively.

In addition to the effects of tariff adjustments, the increase in the total supply of electric power also contributed to the increase in revenues. The total electric power supplied to final consumers in this quarter was 9,091 GWh compared to 8,552 GWh for the same period in 2003 (increase of 6.3%).For the residential class, there was an increase of 3.0% in the quantity distributed in this quarter, compared to the same period in 2003, mostly reflecting the increase in consumers in the concession area. This growth was not greater because the average temperature in the months of July and August was lower than in the same period in 2003. This drop in temperature affected also the business consumers, especially shopping malls and supermarkets that use air conditioning in their places of business. However, due to the improvement in the sales of the retail business, there was a growth of 7.8% in the quantities distributed. There was an increase in consumption of the industries, which justifies the increase of 8.3% in the power distribution volume. The other classes of consumption, that represent 13.5% of the total power distributed by the Company and its subsidiaries in this quarter, recorded a growth of 3.5% when compared with the same period in 2003.

Some consumers that left subsidiaries CPFL Paulista and CPFL Piratininga, having opted for the free market, because they continue interconnected to the distribution system of the subsidiaries, are invoiced for the use of the electric network. Therefore, in addition to the revenue from final consumers, we should analyze also our revenues from the use of the electric network (TUSD) that totaled R$ 60,388 (R$ 9,305 for the same period in 2003). It should be noted that these consumers were mostly contracted by subsidiary CPFL Brasil, and this has improved our margins.

Deductions From Operating Revenues

The deductions from operating revenues in the quarter were R$ 627,994, 25.3% higher when compared to the value of R$ 501,129 obtained in the same period of the previous year. This increase is due to the tariff adjustment occurred in April 2004 in subsidiaries CPFL Paulista and RGE, and in October 2003 in subsidiary Piratininga, that increased invoicing of the electric power, and due to the changes in the legislation of the PIS and COFINS, that substantially affected the payment of these taxes by the Company. These changes were: (i) increase in the rates of the COFINS from 3.0% to 7.6% as from February 2004, (ii) changes in the criteria for assessment of the PIS and COFINS, as from August 2004, when it was no longer allowed to deduct from the calculation base the interest expenses, depreciation until May 2004, and also the change in the taxing criteria of interest income, which, except for the interest on shareholders capital hedge, has now 0% rate.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

Energy Cost

Electricity Purchased For Resale

The costs with Electricity Purchased For Resale before deferred costs variations (CVA) in this quarter were R$ 830,830 (R$ 767,281 in the same quarter of the previous year) with an increase of 8.3%. This increase is associated to the adjustment of the tariffs applied to the purchases of energy reflecting (i) the transfer of the increase in the generation costs and variations of the IGP-M and (ii) the replacement of the energy of the initial supply contracts for one that is more expensive. Except for the energy supplied by Itaipu, the increase in the average prices of energy purchases comparing the quarters was 8.6%. The average price of the energy from Itaipu, that represents 24.8% of the energy acquired in the quarter, increased about 2.8% mainly due to the effects of exchange variation. In addition, this effect is being impacted by the higher quantity of energy purchased (1.6%), which was not greater due to the reduction in the quantity of energy sold to distributors or other agents, including the Wholesale energy market (MAE).

The variation existing in the deferred costs variations (CVA) for energy purchased for resale (expensed at R$ 48,665 in the 3rd quarter of 2003, and R$ 34,678 in the same period in 2004), was mainly due to the effects of exchange variation on the energy purchased from Itaipu by the distributors. After these effects, the balance of energy purchased for resale in this quarter is now R$ 865,508 (R$ 815,946 for the same period in 2003) representing an increase of 6.1%.

In the accumulated of the period, in addition to the effects previously discussed, we recognized R$ 67,536 in June, 2004 referring to the purchase of energy made by the subsidiary CPFL Piratininga, during the Rationing Program that will be transferred to the generation plants, as determined by ANEEL. After this effect, the balance of this caption in the accumulated amounts to R$ 2,535,362 (R$ 2,237,163 in the accumulated period of the previous year).

Electricity Network Usage Charges

The costs arising from the electricity network usage charges before deferral of tariff costs (CVA) were R$ 175,741 for the quarter ended on September 30, 2004 (R$ 130,930 in the same quarter of the previous year) with an increase of 34.2%. This increase mainly reflects the adjustment of the tariffs applied.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

The variation existing in the deferred costs variations (CVA) in this quarter (debit in the result of R$ 37,197 for credit of R$ 17,677), is mainly due to the amortization of CVA referring to the Basic Network and System Service Charges (ESS), that were created in 2003. After these effects, the balance of Electricity network usage charges in this quarter is now R$ 212,938 (R$ 113,253 in the same period of the previous fiscal period).

Operating Cost/Expenses

The costs and operating expenses in this quarter were R$ 473,143 (R$ 490,545 in the quarter of the previous period) representing a decrease of 3.6% and the amount of R$ 1,333,381 in the accumulated in the period in 2004 (R$ 1,407,280 in the accumulated of the previous period) representing a decrease of5.3%. The main variations were on the following captions:

Personnel

Payroll costs in the current quarter amounted to R$ 72,235 (R$ 63,896 in the same quarter in the previous period) representing an increase of 13,1% mainly due to the renewal of the collective labor agreement in the subsidiaries.

Employee Pension Plans

The total amount in this quarter was R$ 53,697 (R$ 76,340 in the same period of the previous quarter), with a reduction of29.7%, due to the accounting adjustments required by CVM Resolution 371 in fiscal year 2003, by subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração.

Outside services

The amount of this caption in the current quarter was R$ 61,632 (R$ 50,646 in the same quarter in the previous period) representing an increase of 21.7% mostly due to the increase in the operations of CPFL Brasil.

Depreciation and Amortization

The amount of this caption in the current quarter was R$ 86,337 (R$ 156,039 in the same quarter of the previous period) with a decrease of44.7%, due to the positive effect of the change in the criteria of the new amortization curve of the Goodwill of DOC 4 and DOC 3, that had their terms replaced from 10 years to the remaining period of their concessions, based on their projected net profit curve, as determined by ANELL through the Official Letter No. 912. The effect arising from this change in the quarter was a reduction of R$ 71,693 in expenses.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

Fuel Usage Cost (CCC)/Energy Development Account (CDE)

The cost under this caption in the quarter, reached a balance of R$ 116,947 (R$ 85,905 in the same quarter of the previous period) presenting an increase of 36.1% in the period, mainly due to the adjustments applied to the quotas of the Fuel Usage Quota – (CCC) and of the Energy Development Account – CDE.

Income from Electric Utility Service

Income from electric utility service in the quarter were R$ 180,334 (R$ 161,469 in the quarter of the previous fiscal period) and the accumulated balance in the period of this fiscal year is R$ 800,159 (R$ 441,163 relative to the accumulated in the previous period).

The main factors that contributed to this increase, notwithstanding the negative effects of the change in the tariff review of CPFL Piratininga, were the tariff adjustments of the other subsidiaries, the increase in electric power distribution, reduction in costs and operating expenses and the positive effect of the change in the criteria of the new amortization curve of the Goodwill of DOC 4 and DOC 3.

Net Financial Income (Expense)

Net financial expense of R$ 150,170 was composed of R$ 111,420, of financial income and R$ 261,590 of financial expenses.
For the same period in 2003, we had net expenses of R$ 236,124 composed of R$ 157,263 of financial income and R$ 393,387 of financial expenses.

Reduction of financial income in this quarter can be explained by (i) variation of the dollar over receivables - CESP and fund linked to loans in subsidiary CPFL Paulista, that resulted in negative exchange variation adjustment in 2004, having an opposite effect for the same period in 2003, (ii) reduction of the Selic rate based on which the regulatory assets are adjusted.

It is important to point out that both the assets that are dollar-denominated and those denominated in Selic rate have similar amounts recorded in Liabilities, partially compensating these effects in the net result. Exchange variation of receivables - CESP and linked fund is compensated in its major part, by the exchange variation of indebtedness of Resolution 63 that serves as a natural hedge. A similar fact happens with the regulatory assets adjusted by the Selic rate, due to the existence of debts with BNDES in almost the same amounts and same interest and monetary restatement conditions.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers' Registration (CGC)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

The reduction of interest expense in this quarter may be explained (i) by the decrease of the Selic rate, responsible for adjustment of the loans linked to the regulatory assets, as explained before, (ii) change in the amortization curve of the Goodwill for acquisition of RGE in subsidiary CPFL Paulista, acquisition of CPFL Piratininga in subsidiary Draft I and acquisition of SEMESA in subsidiary CPFL Geração, (iii) US dollar exchange rate variation, responsible for adjustment of indebtedness of Resolution 63, as discussed above and (iv) by the reduction of the CDI that remunerates a large part of the debts of the parent company and subsidiaries.

Social Contribution and Income Tax

In this quarter we have recorded expenses with social contribution and income tax in the amount of R$ 25,817, compared to an income of R$ 6,510 for the same period in 2003. The main reason for this effect is due to the profit situation in the current fiscal period that generated a positive calculation base with taxable income for the period.

Net Income (Loss) for the Fiscal Period

By the effects described above, the losses in this quarter of R$ 5,991 represent a significant recovery of the results in comparison to the same period in the previous fiscal year when losses of R$ 63,036 were recorded. Notwithstanding the effects of accounting adjustments related to the change of the tariff revision of Piratininga, we had a significant recovery in the quarter, mainly due to the tariff adjustments, to the increase in energy distribution, reduction of costs and operating expenses, reduction of interest expenses and the positive effect of the change in the criteria of the new curve of Goodwill amortization.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

Brazilian Corporation Law
September 30, 2004

01866-0 CPFL ENERGIA S.A. 02.429.144/0001-93

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
01	COMPANHIA PAULISTA DE FORÇA E LUZ	33.050.196/0001-88	PUBLIC SUBSIDIARY	94.94	85.58
COMMERCIAL, MANUFACTURING AND OTHER		31,903,723		31,903,723	
02	CPFL GERAÇÃO DE ENERGIA S.A.	03.953.509/0001-47	PUBLIC SUBSIDIARY	97.01	30.18
COMMERCIAL, MANUFACTURING AND OTHER		199,351,285		199,351,285	
03	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	0.01
COMMERCIAL, MANUFACTURING AND OTHER		300		300	

01866-0 CPFL ENERGIA S.A. 02.429.144//0001-93

10.01 - CHARACTERISTICS OF DEBENTURES

1- ITEM	01
2- ORDER NUMBER	2
3- CVM REGISTER NUMBER	CVM/SRE/DEB/2003/002
4- CVM REGISTER DATE	April 24, 2003
5- SERIES ISSUED	1
6- TYPE OF EMISSION	SIMPLE
7- NATURE OF EMISSION	PUBLIC
8- EMISSION DATE	April 1, 2003
9- MATURITY DATE	April 1, 2008
10- DEBENTURE TYPE	REAL
11- CONDITION OF EFFECTIVE REMUNERATION	DI + 2.85% per year
12- PRIZE/DISCOUNT	NONE
13- NOMINAL VALUE (R$)	10,000.00
14- TOTAL ISSUED (in thousand of R$)	900,000
15- QUANTITY ISSUED (UNIT)	90,000
16- NUMBER OF DEBENTURES OUTSTANDING	72,199
17- NUMBER OF DEBENTURES HELD IN TREASURY	0
18- NUMBER OF DEBENTURES REDEEMED	17,801
19- NUMBER OF DEBENTURES CONVERTED	0
20- NUMBER OF DEBENTURES AVAILABLE	0
21- DATE OF THE LAST REPACT	
22- DATE OF THE NEXT EVENT	October 1, 2004

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR   Brazilian Corporation Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES   Date: September 30, 2004

01866-0 CPFL ENERGIA S.A. 02.429.144//0001-93

15.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditures in the past several years have been for the maintenance and upgrading of our distribution network and for our generation projects. The following table sets forth our capital expenditures for the nine month ended September 30, 2004, as well as for the three years ended December 31, 2003. The table does not include the costs of acquiring Semesa, RGE and Piratininga in 2001, BAESA, Foz do Chapecó and ENERCAN in 2002.

| | In million of R$ | | | |
| | Nine months Ended September 30, 2004 | Year Ended December 31, | | |
		2003	2002	2001
Distribution				
CPFL Paulista	90	125	121	104
CPFL Piratininga	49	64	44	17
Bandeirante Energia	-	-	-	56
RGE	45	45	53	31
Total distribution	184	234	218	208
Generation	261	331	294	39
Total	**445**	**565**	**512**	**247**

We plan to make capital expenditures aggregating approximately R$ 659 million in 2004 and approximately R$ 741 million in 2005. Of total budgeted capital expenditures over this period, R$ 513 million is for distribution and R$ 887 million is for generation.

01866-0 CPFL ENERGIA S.A. 02.429.144//0001-93

16.01 – OTHER IMPORTANT INFORMATION ON THE COMPANY

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors and Fiscal Committee:

	September 30, 2003		September 30, 2004	
Shareholders	**Common Shares**	**%**	**Common Shares**	**%**
Controlling Shareholders	3,390,998,435	100.00%	397,785,268	96.58%
Executive Officers	0	0.00%	0	0.00%
Board of Directors	12	0.00%	21	0.00%
Fiscal Committee	0	0.00%	0	0.00%
Other Shareholders	0	0.00%	14,084,507	3.42%
Total	**3,390,998,447**	**100.00%**	**411,869,796**	**100.00%**

The principal shareholders of **CPFL Energia S.A.** with more than 5% of common shares outstanding on September 30, 2004 are distributed as follows:

	September 30, 2004	
Shareholders	**Common Shares**	**%**
VBC Energia S/A	182,722,929	44.36%
521 Participações S/A	152,238,430	36.96%
Bonaire Participações S/A	62,823,909	15.25%
Other Shareholders	14,084,528	3.42%
Total	**411,869,796**	**100.00%**

Subsequent Events – Shareholders' ownership after the capital increase on October 4, 2004

	September 30, 2003		October 4, 2004	
Shareholders	**Common Shares**	**%**	**Common Shares**	**%**
Controlling Shareholders	397,785,268	96.58%	389,869,318	86.36%
Executive Officers	0	0.00%	38,092	0.01%
Board of Directors	21	0.00%	21	0.00%
Fiscal Committee	0	0.00%	0	0.00%
Other Shareholders	14,084,507	3.42%	61,542,094	13.63%
Total	**411,869,796**	**100.00%**	**451,449,525**	**100.00%**

01866-0 CPFL ENERGIA S.A. 02.429.144//0001-93

Shareholder's composition of VBC Energia S/A with more than 5% of common shares
(voting right), up to the individuals level, as of September 30, 2004.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	VBC Participações S/A	3,123,550	100.00%	141,061	100.00%	3,264,611	100.00%
	Other Shareholders	8	0.00%	0	0.00%	8	0.00%
	Total	**3,123,558**	**100.00%**	**141,061**	**100.00%**	**3,264,619**	**100.00%**

(a) VBC Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(b)	Votorantim Energia Ltda.	3,166,839,246	33.33%	0	0.00%	3,166,839,246	33.33%
(c)	Bradesplan Participações S/A	3,166,839,246	33.33%	0	0.00%	3,166,839,246	33.33%
(d)	Camargo Corrêa Energia S/A	3,166,839,246	33.33%	0	0.00%	3,166,839,246	33.33%
	Other Shareholders	7	0.00%	0	0.00%	7	0.00%
	Total	**9,500,517,745**	**100.00%**	**0**	**0.00%**	**9,500,517,745**	**100.00%**

(b) Votorantim Energia Ltda

	Shareholders	Quotas	%
(e)	Votorantim Participações S/A	515,467,904	63.87%
(f)	Cia Brasileira de Alumínio	225,393,870	27.93%
(g)	Cia de Luz e Força Santa Cruz	66,201,356	8.20%
	Total	**807,063,130**	**100.00%**

(c) Bradesplan Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(h)	Bradespar S/A	948,679,276	100.00%	0	0.00%	948,679,276	100.00%
	Other Shareholders	14	0.00%	0	0.00%	14	0.00%
	Total	**948,679,290**	**100.00%**	**0**	**0.00%**	**948,679,290**	**100.00%**

(d) Camargo Corrêa Energia S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(i)	Camargo Corrêa S/A	113,464,420	87.54%	78,766,114	60.77%	192,230,534	74.15%
(j)	Ativia Participações Ltda.	16,152,900	12.46%	50,851,100	39.23%	67,004,000	25.85%
	Other Shareholders	0	0.00%	106	0.00%	106	0.00%
	Total	**129,617,320**	**100.00%**	**129,617,320**	**100.00%**	**259,234,640**	**100.00%**

01866-0 CPFL ENERGIA S.A. 02.429.144//0001-93

(e) Votorantim Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(l)	Hejoassu Administração S/A	4,039,553,777	98.15%		0.00%	4,039,553,777	98.15%
	Other Shareholders	76,106,492	1.85%		0.00%	76,106,492	1.85%
	Total	**4,115,660,269**	**100.00%**	**0**	**0.00%**	**4,115,660,269**	**100.00%**

(f) Cia Brasileira de Alumínio

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e)	Votorantim Participações S/A	711,334,410	99.74%	0	0.00%	711,334,410	99.74%
	Other Shareholders	1,874,557	0.26%	0	0.00%	1,874,557	0.26%
	Total	**713,208,967**	**100.00%**	**0**	**0.00%**	**713,208,967**	**100.00%**

(g) Cia de Luz e Força Santa Cruz

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Cia Brasileira de Alumínio	473,174,855	99.99%	38,101,908	100.00%	511,276,763	99.99%
	Other Shareholders	39,243	0.01%	1	0.00%	39,244	0.01%
	Total	**473,214,098**	**100.00%**	**38,101,909**	**100.00%**	**511,316,007**	**100.00%**

(h) Bradespar S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(m)	Cidade de Deus Cia Cial de Participações	5,610,403	36.59%	37,620	0.25%	5,648,023	18.74%
	Fundação Bradesco	2,272,413	14.82%	362,373	2.45%	2,634,786	8.74%
(n)	Gespar S/C Ltda	1,655,108	10.79%	723,542	4.88%	2,378,650	7.89%
(o)	NCF Participações S/A	2,143,439	13.98%	0	0.00%	2,143,439	7.11%
	Other Shareholders	3,651,700	23.82%	13,689,041	92.41%	17,340,741	57.52%
	Total	**15,333,063**	**100.00%**	**14,812,576**	**100.00%**	**30,145,639**	**100.00%**

(i) Camargo Corrêa S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(p)	Participações Morro Vermelho S/A	48,938	99.98%	93,099	100.00%	142,037	99.99%
	Other Shareholders	8	0.02%	1	0.00%	9	0.01%
	Total	**48,946**	**100.00%**	**93,100**	**100.00%**	**142,046**	**100.00%**

01866-0 CPFL ENERGIA S.A. 02.429.144//0001-93

(j) Ativia Participações Ltda

	Shareholders	Quotas	%
(q)	Camargo Corrêa Transportes S/A	116,895,244	100.00%
(i)	Camargo Corrêa S/A	1	0.00%
	Total	**116,895,245**	**100.00%**

(l) Hejoassu Administração S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Espólio de José Ermírio de Moraes Filho	400,000	25.00%	0	0.00%	400,000	25.00%
(r)	AEM Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
(s)	ERMAN Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
(t)	MRC Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
	Total	**1,600,000**	**100.00%**	**0**	**0.00%**	**1,600,000**	**100.00%**

(m) Cidade de Deus Cia Cial de Participações

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(u)	Nova Cidade de Deus Participações S/A	2,204,062,097	44.22%	0	0.00%	2,204,062,097	44.22%
	Fundação Bradesco	1,629,622,730	32.69%	0	0.00%	1,629,622,730	32.69%
	Lia Maria Aguiar	417,744,408	8.38%	0	0.00%	417,744,408	8.38%
	Lina Maria Aguiar	417,744,408	8.38%	0	0.00%	417,744,408	8.38%
	Other Shareholders	315,378,857	6.33%	0	0.00%	315,378,857	6.33%
	Total	**4,984,552,500**	**100.00%**	**0**	**0.00%**	**4,984,552,500**	**100.00%**

(n) Gespar S/C Ltda

Shareholders	Quotas	%
Jampur Trading International Soc Unipessoal Ltda **(1)**	9,990,000	99.90%
Espirito Santo Investimentos S/A	10,000	0.10%
Total	**10,000,000**	**100.00%**

01866-0 CPFL ENERGIA S.A. 02.429.144//0001-93

(o) NCF Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	14,331,333	25.10%	50,828,750	100.00%	65,160,083	60.38%
(m)	Cidade de Deus Cia Cial de Participações	41,979,583	73.53%	0	0.00%	41,979,583	38.90%
(u)	Nova Cidade de Deus Participações S/A	777,000	1.36%	0	0.00%	777,000	0.72%
	Total	**57,087,916**	**100.00%**	**50,828,750**	**100.00%**	**107,916,666**	**100.00%**

(p) Participações Morro Vermelho S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Dirce Navarro Camargo Penteado	804,240	6.17%	108,000	100.00%	912,240	6.94%
Rosana Camargo Arruda Botelho	4,078,857	31.28%	0	0.00%	4,078,857	31.02%
Renata de Camargo Nascimento	4,078,857	31.28%	0	0.00%	4,078,857	31.02%
Regina de Camargo Pires Oliveira Dias	4,078,855	31.28%	0	0.00%	4,078,855	31.02%
Other Shareholders	191	0.00%	0	0.00%	191	0.00%
Total	**13,041,000**	**100.00%**	**108,000**	**100.00%**	**13,149,000**	**100.00%**

(q) Camargo Corrêa Transportes S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(i)	Camargo Corrêa S/A	128,959,053	100.00%	0	0.00%	128,959,053	100.00%
	Other Shareholders	4	0.00%	0	0.00%	4	0.00%
	Total	**128,959,057**	**100.00%**	**0**	**0.00%**	**128,959,057**	**100.00%**

(r) AEM Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Antonio Ermírio de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at AEM Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
Other Shareholders	0	0.00%	900	100.00%	900	0.00%
Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

01866-0 CPFL ENERGIA S.A. 02.429.144//0001-93

(s) ERMAN Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Ermírio Pereira de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at ERMAN Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
Other Shareholders			900	100.00%	900	0.00%
Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

(t) MRC Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Maria Helena Moraes Scripilliti (although having donated her shares to her direct descendants, the shareholder still detains the voting rights at MRC Participações S.A, corresponding to the totality of her common shares, during her lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
Other Shareholders			900	100.00%	900	0.00%
Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

(u) Nova Cidade de Deus Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundação Bradesco	85,895,018	46.23%	196,575,069	98.35%	282,470,087	73.24%
Elo Participações S/A **(2)**	99,916,804	53.77%	0	0.00%	99,916,804	25.91%
Other Shareholders	0	0.00%	3,301,691	1.65%	3,301,691	0.86%
Total	**185,811,822**	**100.00%**	**199,876,760**	**100.00%**	**385,688,582**	**100.00%**

01866-0 CPFL ENERGIA S.A. 02.429.144//0001-93

Shareholder's composition of **521 Participações S/A** with more than 5% of common shares (voting right), up to the individuals level, as of September 30, 2004.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundo de Investimento Financeiro BB Renda Fixa IV	412,216	15.70%	0	0.00%	412,216	15.70%
Fundo de Investimento e Ações BB - Carteira Livre I	2,213,303	84.30%	0	0.00%	2,213,303	84.30%
Other Shareholders	5	0.00%	0	0.00%	5	0.00%
Total	**2,625,524**	**100.00%**	**0**	**0.00%**	**2,625,524**	**100.00%**

Shareholder's composition of **Bonaire Participações S/A** with more than 5% of common shares (voting right), up to the individuals level, as of September 30, 2004.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Mellon Energia SP Fundo de Investimento em Ações	64,949,266	95.91%	0	0.00%	64,949,266	95.91%
Mellon Energia SP II Fundo de Investimentos em Ações	2,771,335	4.09%	0	0.00%	2,771,335	4.09%
Other Shareholders	7	0.00%	0	0.00%	7	0.00%
Total	**67,720,608**	**100.00%**	**0**	**0.00%**	**67,720,608**	**100.00%**

(1) Foreign capital company.

(2) No shareholder individually reached more than 5% of the Company's voting right.

01866-0 CPFL ENERGIA S.A. 02.429.144/0001-93

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
CPFL Energia S.A.
São Paulo – SP

1. We have performed a special review of the accompanying interim financial information of CPFL Energia S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of September 30, 2004, and the related statements of operations for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. The interim financial information of the indirect subsidiary Rio Grande Energia S.A. – RGE as of and for the quarters and nine-month periods ended September 30, 2004 and 2003 were reviewed by other independent auditors whose special review reports thereon were issued on October 21, 2004 and October 17, 2003, respectively. Those independent auditors have also reviewed the balance sheet of this indirect subsidiary as of June 30, 2004 and the respective special report was issued on July 20, 2004. Those special review reports included a qualification related to the deferral of net exchange losses.. The special review report on the interim financial information as of September 30, 2003, in addition to the qualification mentioned above, contained an emphasis paragraph on the receivables and payables arising from energy transactions made within the Wholesale Energy Market (MAE), whose financial settlement depended on the final approval from the National Electric Energy Agency (ANEEL) and authorization from MAE. Our review, insofar as it relates to (a) total assets of this indirect subsidiary as of September 30, 2004 and June 30, 2004, which represent 9.6% and 10.2%, respectively, of the consolidated total assets; (b) net income and net loss of this indirect subsidiary for the nine-month periods ended September 30, 2004 and 2003, which represent 6.8% and 5.3%, respectively, of the consolidated total balances, are based solely on the reports of those independent auditors.

3. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial information, and (b) review of the

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

Brazilian Corporation Law
Date: September 30, 2004

information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

4. Based on our special review and on the reports of the other independent auditors, we are not aware of any material modifications that should be made to the financial information referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial information.

5. As mentioned in notes 12 and 13 to the interim financial information, in accordance with requirements from the National Electric Energy Agency (ANEEL) and CVM's (Brazilian Securities Commission) approval, certain subsidiaries of the Company changed, retroactive to January 1, 2004, the percentage for amortization of goodwill on acquisition of investments and downstream mergers, from 10% per year to a variable annual percentage determined based on the future profitability projection during the remaining periods of their concessions. In addition, the balances of the goodwill arising from downstream mergers were reclassified from deferred charges to property, plant and equipment.

6. As described in note 3, item b, to the interim financial information, the tariff reviews of the Company's subsidiaries are in the following stages: (i) the tariff adjustment of Companhia Paulista de Força e Luz, effective April 7, 2003, was fixed at 19.55% on a provisional basis, according to ANEEL Resolution No. 166. This tariff adjustment was changed to 21.1% on April 7, 2004 through ANEEL Resolution No. 72, also on a provisional basis. This change was offset by the tariff adjustment effective April 8, 2004, with the respective balance being recorded in current assets in the amount of R$ 25,749,000 as of September 30, 2004; (ii) on October 22, 2003, ANEEL fixed, on a provisional basis, the tariff adjustment of Companhia Piratininga de Força e Luz at 18.08%. On October 18, 2004, ANEEL changed this tariff adjustment, also on a provisional basis, to 10.51%. This change resulted in a decrease in revenue as of September 30, 2004 in the amount of R$ 117,142,000, before tax effects, recorded in income for the quarter then ended. In connection with this adjustment, a regulatory asset in the amount of R$ 53,042,000 was reversed and a regulatory liability in the amount of R$ 64,100,000 was recorded in long-term liabilities, with expected settlement beginning as from the tariff adjustment of October 2005; (iii) ANEEL Resolution No. 92, of April 16, 2004, determined the tariff adjustment of Rio Grande Energia S.A. at 27.96%, on a definitive basis, replacing the provisional adjustment of 27.36% set on April 18, 2003. The tariff difference was offset by the adjustment authorized by ANEEL beginning April 19, 2004. The tariff adjustments of Companhia Paulista de Força e Luz and Companhia Piratininga de Força e Luz are still in the process of validation and definitive homologation by the regulatory agency. The interim financial information as of September 30, 2004 do not include adjustments that might result from the definitive resolution of the tariff adjustment for these Companies.

01866-0 CPFL ENERGIA S.A. 02.429.144/0001-93

7. As described in note 5 to the interim financial information, during 2002, 2003 and the nine-month period ended September 30, 2004, the Company's subsidiaries adjusted the amounts related to energy transactions made within the Wholesale Energy Market (MAE), which were recorded from September 1, 2000 to December 31, 2002. After adjustments, the consolidated amounts totaled R$ 497,574,000 (sales) and R$ 184,623,000 (purchases and system service charges), and the net amount received, through September 30, 2004, totaled R$ 251,777,000. The subsidiaries entered into agreements with part of their debtors for receiving the remaining amounts. The renegotiated amount is R$ 4,813,000 (consolidated), representing 8% of the net amount receivable of R$ 61,174,000, related to transactions made by December 31, 2002. These amounts were recorded based on data prepared and provided by the MAE and on estimates made by the subsidiaries, and may be subject to changes that may arise from the judgment of the legal actions filed by electric energy companies, mostly regarding the interpretation of market rules prevailing in that period.

8. We had previously reviewed the Company and consolidated balance sheets as of June 30, 2004, presented for comparative purposes, and our special review report thereon, dated July 23, 2004 contained emphasis paragraphs similar to paragraphs 5 and 7 above. The Company and consolidated statement of operations for the quarter and nine-month period ended September 30, 2003 was reviewed by us, and our special review report thereon, dated November 3, 2003, contained a qualification with respect to the deferral of net exchange losses, whose effect in the quarter and nine-month period ended September 30, 2004 is not relevant, and an emphasis paragraph similar to paragraph 7 above.

São Paulo, October 28, 2004.

DELOITTE TOUCHE TOHMATSU   José Carlos Amadi
Auditores Independentes   Engagement Partner

01866-0 CPFL ENERGIA S.A. 02.429.144/0001-93

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

The subsidiary Companhia Paulista de Força e Luz ("CPFL Paulista") is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements for the nine months period ended September 30, 2004, filed at CVM (Brazilian Securities Commission).

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

Brazilian Corporation Law
Date: September 30, 2004

01866-0 CPFL ENERGIA S.A. 02.429.144/0001-93

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

The subsidiary CPFL Geração de Energia S.A., is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements for the nine months period ended September 30, 2004, filed at CVM (Brazilian Securities Commission).

01866-0 CPFL ENERGIA S.A. 02.429.144/0001-93

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

	2 - COMPANY NAME	
	CPFL COMERCIALIZAÇÃO BRASIL LTDA	

18.01 - INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$, except for per share data)

1 – CODE	2 - DESCRIPTION	3 - 07/01/2004 to 09/30/2004	4 - 01/01/2004 to 09/30/2004	5 - 07/01/2003 to 09/30/2003	6 - 01/01/2003 to 09/30/2003
3.01	Operating revenue	257,139	649,280	115,192	248,522
3.02	Deductions	(13,866)	(36,054)	(7,158)	(16,551)
3.03	Net sales and/or services	243,273	613,226	108,034	231,971
3.04	Cost of sales and/or services	(203,685)	(494,565)	(93,259)	(165,479)
3.04.01	Electricity utility service costs	(199,623)	(486,119)	(90,740)	(159,912)
3.04.02	Operating costs	(4,062)	(8,446)	(2,519)	(5,567)
3.05	Gross profit	39,588	118,661	14,775	66,492
3.06	Operating Expenses/Income	(2,024)	(3,424)	(65)	1,544
3.06.01	Selling	(2,094)	(5,150)	(2,227)	(3,328)
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	70	1,726	2,162	4,872
3.06.03.01	Financial income	1,267	5,783	3,180	6,289
3.06.03.02	Financial expenses	(1,197)	(4,057)	(1,018)	(1,417)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income (loss) from operations	37,564	115,237	14,710	68,036
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	37,564	115,237	14,710	68,036
3.10	Income tax and social contribution	(12,803)	(39,214)	(4,999)	(23,120)

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

Brazilian Corporation Law
Date: September 30, 2004

01866-0 CPFL ENERGIA S.A. 02.429.144/0001-93

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

	2 - COMPANY NAME	
	CPFL COMERCIALIZAÇÃO BRASIL LTDA	

18.01 - INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$, except for per share data)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2004 to 09/30/2004	4 - 01/01/2004 to 09/30/2004	5 - 07/01/2003 to 09/30/2003	6 - 01/01/2003 to 09/30/2003
3.10..01	Social contribution tax	(3,390)	(10,384)	(1,325))	(6,125))
3.10..02	Income tax	(9,413)	(28,830)	(3,674)	(16,995)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	24,761	76,023	9,711	44,916
	SHARES OUTSTANDING EX-TREASURY STOCK (in thousands)	300	300	300	300
	EARNINGS PER SHARE	82,536.66667	253,410.00000	32,370.00000	149,720.0000
	LOSS PER SHARE				

93

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR   Brazilian Corporation Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES   Date: September 30, 2004

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES/AFFILIATED COMPANY

CPFL COMERCIALIZAÇÃO BRASIL LTDA

Operating Revenues

The **Operating Revenues** in the 3rd quarter of 2004 was R$257,139 (R$ 115,192 in the same period in 2003) basically as a consequence of the increase in the volume of operation. The highlights in this quarter were the increase in the income on energy sold to free consumers, which increased to R$ 49,827 in the 3rd quarter of 2004 (R$19,163 in 2003) and the income on energy sold to other distributors, which leaped to R$204.225 (R$92,839 in 2003).

During the 3rd quarter of 2004 we sold 3,129 GWh compared to 1,415 GWh sold in the same period of 2003.

Energy Purchased For Resale

The cost with Purchased Energy increased R$ 108,883, compared to the same quarter of 2003. The variation in the cost of purchased energy was proportional to the increase in the volume of energy sold in the period.

Income Tax and Social Contribution

Concurrently with the growth in the operating income, CPFL Brasil, generated income tax and social contribution consistent with its operating growth; these amounted to R$12.803 in the quarter (R$4,999 in 2003).

Net Income

The increase in the net income going from R$ 14,710 in the 3rd quarter of 2003 to R$ 24,761 in the 3rd quarter of 2004 is a direct result from the continued growth of its operations.

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR   **Brazilian Corporation Law**
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES   **Date: September 30, 2004**

01.01 - IDENTIFICATION

1 - CVM CODE **01866-0**	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) **02.429.144/0001-93**

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